INTERNATIONAL PBX VENTURES LTD.

209, 475 Howe Street, Vancouver, B.C.
Canada V6C 2B3
Telephone: (604) 681-7748
Fax: (604) 681-0568
Website Address: www.internationalpbx.com
E-mail: ipbx@uniserve.com
Canadian Venture Exchange Symbol: PBX

May 27,2005

05008761

FILE NO.
82-2635

Special Counsel,
US Securities & E. [illegible]ommission
Division of Corporate Finance
Judiciary Plaza,
450 Fifth St., N.W.
Washington, D.C.
20549

SUPPL

RECEIVED
2005 JUN -8 A 11:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs or Madam:

Re: 12g3-2(b) Exemption No. 82-2635

Enclosed herewith please find the following documents, in duplicate, for filing with our records.

- Copy of June 30th,2004, Quarterly Report
- Copy of September 30th,2004, Quarterly Report
- Copy of Notice of Annual Meeting Information with audited year-end financials attached for December 31,2004,
- copy of March 30th,2005 Quarterly Report.

- Copies of all news releases issued between June 18,2004 and May 20th,2005.

Trusting that you will find everything in order,

Yours truly,

INTERNATIONAL PBX VENTURES LTD.

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

Verna Wilson
Director

Encls (2)

6/9

INTERNATIONAL
PBX
VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE- NON-BROKERED PRIVATE PLACEMENT TO RAISE $675,000
MAY 20,2005

The company announces that, subject to regulatory approval, it is arranging a non-brokered private placement of up to 1,500,000 units at a price of $0.45 per unit for total proceeds of up to $675,000. Each unit will consist of one common share of the company and one non transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.60 per share for a period of eight months. The proceeds of the private placement will be used for general working capital purposes and for drilling and exploration of the company's properties.
A finder's fee in cash or shares may be payable on a portion of the placement in accordance with regulatory policies.

BY ORDER OF THE BOARD

Gary Medford, Ph.D. P.Geo.

DIRECTOR

604 681 7748	**Robert A Young and Associates**	**604 682 5123**
	Investor Relations	**1 877 626 2121**

INTERNATIONAL PBX VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE

MAY 12, 2005

COPAQUIRE MOLY-COPPER PORYPHYRY, CHILE
CERRO MOLY CLARIFICATION

The company would like to clarify some apparent confusion respect to the actual size of the Cerro Moly target referred to in its most recent press release. The company would like to re-iterate that:

The holes drilled at Cerro Moly confirmed the grades and concentrically zoned molybdenum – copper system at Cerro Moly identified by Placer in their 1977 diamond drill program.

The target at Cerro Moly has not been reduced in size; in fact, it has been expanded to about 1.5 billion tonnes and is open to expansion to the northeast, southwest and at depth. The drilling has confirmed the molybdenum core on average grades in the order of 0.08 per cent (1.76lb per tonne) Mo.

The average grade of the molybdenum zone indicated by IPBX and Placer holes places Cerro Moly in the top 5% of known deposits of this type.

The hole drilled at Sulfato and five prior Cominco holes in the same area penetrate the copper zone and touch the copper-molydenum zone and suggest these two targets are part of the same huge system with total target in the range of 3 – 5 billion tonnes.

Please refer to our web site for further details. More information will be added shortly.

BY ORDER OF THE BOARD

Terry Walker M. Sc, P. Geo.

DIRECTOR, PRESIDENT

Vancouver office: 604 681 7748

For further information contact:	Bill Koble	604 329 3341
	Robert A Young and Associates	604 682 5123
	Investor Relations	1 877 626 2121

INTERNATIONAL
P B X
VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MAY 9, 2005**

COPAQUIRE MOLY-COPPER PORYPHYRY, CHILE
SUMMARY OF PHASE I RECONNAISSANCE DRILL PROGRAM RESULTS

The company is pleased to announce that all assays have now been received from the first seven holes completed at Copaquire. Six of these holes were drilled at the Cerro Moly target and one at the Sulfato target 3 kilometres north of Cerro Moly. All the holes contain significant intercepts of molybdenum and or copper-molybdenum mineralization (see attached table for details) occurring in well developed stockwork and disseminated porphyry style mineralization.

The six widely spaced holes completed by IPBX at Cerro Moly were drilled with the objectives of confirming the assays and grade distribution in the area of the 1977 Placer diamond drill holes (NR of April 7). The IPBX and the nine Placer holes indicate that a concentrically zone molybdenum – copper system is present at Cerro Moly which grades outwards from a molybdenum rich core through an intermediate copper – molybdenum zone to an outer copper zone.

IPBX holes 1, 2 and 6 plus six of the Placer holes penetrate the molybdenum rich core and contain significant intercepts ranging in grade from 0.053% to 0.11% Mo and weighted average grade of 0.077% Mo (gross metal value of US$ 55/t). IPBX holes 3 and 4 plus the remaining three Placer holes cut the copper-molybdenum zone and contain significant intercepts ranging in grade from 0.15% to 0.28% Cu, 0.018% to 0.039% Mo and weighted average grade of 0.2% Cu + 0.03% Mo (gross metal value of US$ 28/t). Taken in total, these fifteen holes probe a north-easterly trending mineralised area of about 300,000 square meters and to a vertical depth of 600m. This represents only 30% of the Cerro Moly target (see news release October 18, 2004) and is open to expansion in all directions. IPBX hole 7 tested an outcropping of mineralization 350m SW of this area and appears to have penetrated an extension of its copper-molybdenum zone.

IPBX hole 5 was drilled 3 km north at the Sulfato target and appears to have cut both the outer copper and the intermediate copper-molybdenum zones. As reported in the May 5, 2005 news release this hole and several other prior holes drilled by Cominco in 1992 indicates that Sulfato and Cerro Moly are in fact parts of the same much larger system with a surface expression of about 3.5 square kilometers. Five additional holes in the drill program now under way are directed to further evaluation of the Sulfato target.

The IPBX and the historic Placer drill holes can now be incorporated to produce a deposit model for Cerro Moly. This model can then be used to plan and direct future work programs with the objective of developing a pre-feasibility study by year end.

All samples were collected, processed and shipped by experienced personnel under the direction and supervision of Terry Walker M. Sc, P. Geo. the qualified person under National Instrument 43-101 in charge of the program. All assaying has been done at ALS Chemex Laboratories in their Coquimbo facility in Chile.

COPAQUIRE PHASE I DIAMOND DRILL HOLE ASSAY SUMMARY

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	GMV(US$/t)
Cerro Moly Area						
CQ 01	**10.5**	**400.0**	**389.5**	**0.08**		**58.63**
including	*138.0*	*201.0*	*63.0*	*0.14*		*97.88*
including	*375.0*	*400.0*	*25.0*	*0.11*		*79.37*
CQ 02	**5.7**	**456.3**	**450.6**	**0.05**		**37.49**
including	5.7	255.3	249.6	0.07		50.05
including	237.3	255.3	18.0	0.07		50.05
CQ 03	**4.6**	**400.6**	**396.0**	**0.02**	**0.09**	**14.45**
including	4.6	157.6	153.0	0.01	0.15	12.78
including	166.6	250.6	84.0	0.03		23.60
including	292.6	343.6	51.0	0.03	0.09	20.88
CQ 04	**15.0**	**197.2**	**182.2**	**0.03**	**0.08**	**20.55**
including	15.0	74.2	59.8	0.03	0.10	24.79
Including	74.2	149.2	75.0	0.04	0.06	30.61
Including	158.2	176.2	18.0	0.04	0.19	34.95
CQ 06	**6.0**	**313.8**	**307.8**	**0.06**	**0.10**	**44.81**
including	6.0	73.8	67.8	0.05	0.19	42.82
including	73.8	208.8	135.0	0.06	0.07	47.39
including	241.8	271.8	30.0	0.13	0.15	97.25
including	286.8	310.8	24.0	0.08		57.20
CQ 07	**8.5**	**250.8**	**242.3**	**0.03**	**0.13**	**27.94**
Including	8.5	88.8	80.3	0.05	0.12	36.19
including	145.8	190.8	45.0	0.04	0.16	35.38
including	205.8	238.8	33.0	0.04	0.20	33.72
Sulfato Area						
CQ 05	**64.1**	**193.1**	**129.0**	**0.04**	**0.24**	**35.91**
including	64.1	97.1	33.0		0.36	12.04
including	112.1	178.1	66.0	0.05	0.25	41.97

Note: GMV (gross metal value) calculated using Mo @ US$ 32.50/lb and Cu @ US$ 1.52/lb

BY ORDER OF THE BOARD

Terry Walker M. Sc, P. Geo.

DIRECTOR, PRESIDENT

Vancouver office: 604 681 7748

For further information contact:

	Bill Koble	**604 329 3341**
	Robert A Young and Associates	**604 682 5123**
	Investor Relations	**1 877 626 2121**

INTERNATIONAL PBX VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE FILE NO. 82-2635 **MAY 6, 2005**

COPAQUIRE MOLY-COPPER PORYPHYRY, CHILE – SECOND PHASE DRILL PROGRAM

The company is pleased to report that the second phase of drilling on the Cerro Moly target has commenced with a planned 2500 metre (8200ft) program.

BY ORDER OF THE BOARD

Terry Walker MSc, PGeo

DIRECTOR, PRESIDENT

Vancouver office: 604 681 7748

For further information contact:	**Bill Koble**	**604 329 3341**
	Robert A Young and Associates	**604 682 5123**
	Investor Relations	**1 877 626 2121**

INTERNATIONAL PBX VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

FILE NO. 82-2635

NEWS RELEASE **MAY 2, 2005**

COPAQUIRE MOLY-COPPER PORYPHYRY, CHILE – PROGRESS REPORT

The company is pleased to report that 2500m (8200ft) of diamond drilling has now been completed and the current program has been extended to 5000m. Most of the drilling was at the Cerro Moly target however, one drill hole was drilled at the Sulfato target 3 kilometres (1.9miles) north of Cerro Moly. Results from the first hole at Cerro Moly were released April 7. Additional assays and checks are still awaited from the other holes but complete assay results have now been received from the Sulfato drill hole and reported here.

This diamond drill hole was drilled to 191 metres (627ft) depth and had to be stopped in mineralization due to technical problems. After penetrating 67 metres of leached rock the hole cut 30meters (98.4ft) grading 0.41 % copper (US$ 14/ton gmv) followed by a 28m low grade fault zone and then 66m (216.5ft) grading 0.25% copper plus 0.05% molybdenum (US$ 44/ton gmv) to the hole bottom. (gross metal value, gmv, is based on Cu at $1.52/lb and Mo at $32.50/lb)

The assay results from lower half of this hole are similar to those encountered in the upper sections of the Cerro Moly system and indicate that the Sulfato target is a similar very large molybdenum-copper porphyry system. The surface alteration and copper-molybdenum distribution patterns suggest that Sulfato and Cerro Moly are in fact parts of the same much larger system.

The IPBX hole plus the previous drilling by Cominco also show that the Sulfato target has the added bonus of a thick overlying leach-able copper rich blanket as at the huge Collahuasi Mine (mine-able reserve of 1800 million tons @ 0.9% Cu) 15 kilometers to the north. Additional drilling will be directed to further evaluation of the Sulfato target in the extended program currently underway.

The company expects final assays from the remaining holes this week. The IPBX and the historic Placer drill holes will then be incorporated to produce a deposit model for Cerro Moly. This model can then be used to plan and direct future work programs with the objective of developing a pre-feasibility study by year end.

All samples were collected, processed and shipped by experienced personnel under the direction and supervision of Terry Walker M. Sc, P. Geo. the qualified person under National Instrument 43-101 in charge of the program. All assaying has been done at ALS Chemex Laboratories in their Coquimbo facility in Chile.

BY ORDER OF THE BOARD

Terry Walker MSc, PGeo

DIRECTOR, PRESIDENT

DIRECTOR

Vancouver office: 604 681 7748

For further information contact:	**Bill Koble**	**604 329 3341**
	Robert A Young and Associates	**604 682 5123**
	Investor Relations	**1 877 626 2121**

INTERNATIONAL PBX VENTURES LTD.

209– 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **APRIL 7, 2005**

COPAQUIRE MOLY-COPPER PORYPHYRY, CHILE – FIRST HOLE RESULTS

The company is pleased to report that a complete set of molybdenum assays from diamond drill Hole 1 at Cerro Moly have now been received.

As previously announced the first half of this 400m drill hole twins a previous 1977 Placer drill hole which averaged 0.108% Mo. The molybdenum assay for the same interval in IPBX Hole 1 averages 0.109% Mo, essentially the same result. The average grade of the complete hole is 0.084% Mo with the last 21 metres averaging 0.12% Mo.

Drill Hole 6 also at Cerro Moly has now been completed to 312 metres depth and is also mineralised throughout with molybdenite. Drill Hole 7 has been collared 200 metres west of drill Hole 6 and also has a planned depth of about 300 metres.

All samples were collected, processed and shipped by experienced personnel under the direction and supervision of Terry Walker M.Sc, P.Geo. the qualified person under National Instrument 43-101 in charge of the program. All assaying has been done at ALS Chemex Laboratories in their Coquimbo facility in Chile.

BY ORDER OF THE BOARD

Terry Walker M.Sc, P.Geo.

DIRECTOR, PRESIDENT

Vancouver office: 604 681 7748

Bill Koble	604 329 3341
Robert A Young and Associates	604 682 5123
Investor Relations	1 877 626 2121

INTERNATIONAL
PBX
VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **APRIL 5, 2005**

COPAQUIRE MOLY-COPPER PORYPHYRY, CHILE – PROGRESS REPORT

The company is pleased to report that five diamond drill holes totalling approximately 1700 m have now been completed. Holes 1-4 drilled into the Cerro Moly molybdenum target are mineralised throughout with molybdenum as molybdenite and sections of copper as chalcopyrite.

Drill Hole 5 drilled to 200 metres depth, twins an old Cominco reverse circulation drill hole in the Sulfato copper target 3 kilometres north of Cerro Moly. This hole cut 150 metres of heavy copper mineralization as chalcocite and bottomed in the same mineralization.

Drill Hole 6 currently in progress at Cerro Moly is at 250 metres depth and is also mineralised throughout with molybdenite.

Assays are slow in coming and only partial results have been received to date from drill Hole #1 however these assays indicate that the top 200m of this drill hole, which twinned an old Placer drill hole averaging 0.11% Mo, grades the same as if not a little higher than the Placer drill hole.

The company is very pleased with the results to date which confirm the presence of a very extensive molybdenum rich porphyry system at Cerro Moly and the reliability of the old Placer assay data. In response to these very favourable results the company has decided to double its current drill program.

Terry Walker M.Sc., P.Geo. is the qualified person under National Instrument 43-101 in charge of the program.

BY ORDER OF THE BOARD

Terry Walker M.Sc, P.Geo.

DIRECTOR, PRESIDENT

Vancouver office: 604 681 7748

Bill Koble	604 329 3341
Robert A Young and Associates	604 682 5123
Investor Relations	1 877 626 2121

PBX
VENTURES LTD.

Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE MARCH 14, 2005

SECOND HOLE COMPLETED AT COPAQUIRE MOLY-COPPER PORYPHYRY, CHILE

The company is pleased to report that the second inclined hole was completed at 500 metres depth (1640 feet) 100 metres beyond its planned depth of 400 metres (1312 feet) and is mineralized with molybdenite throughout with sections of copper as chalcopyrite in the upper 300 metres (984 feet).

Hole number 3 has been collared 500 metres north and 200 metres west of Hole number 2 and oriented in a southerly direction at an angle of -50°. This hole has encountered strong copper and molydenum mineralization from the top to its current depth of 50 metres (164 feet) with copper occurring as chalcocite and native copper and the molybdenum as molybdenite and ferro-molydenite. The planned depth for this hole is 400 metres (1312 feet).

The company is also pleased to announce that its Los Lomitas copper-silver property has been returned unencumbered by Aldershot Resources. Aldershot carried out a bare minimum evaluation of this property and many targets remain to be drill tested.

Terry Walker MSc., P.Geo. is the qualified person under National Instrument 43-101 who is in charge of the program.

BY ORDER OF THE BOARD

Terry Walker MSc., P.Geo.

DIRECTOR, PRESIDENT

Vancouver office 604 681 7748

Bill Koble	604 329 3341
Robert A Young and Associates	604 682 5123
Investor Relations	1 877 626 2121

INTERNATIONAL
P B X
VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **FEBRUARY 28, 2005**

FIRST HOLE COMPLETED–COPAQUIRE MOLY-COPPER PORYPHYRY,CHILE

The company is pleased to report that the first vertical hole was completed at the planned depth of 400 metres (1312 feet) and is visibly mineralized with molybdenite throughout its full length. The first 200 metres repeat a previously drilled vertical hole which averaged 0.11 per cent Mo (or 2.4lb per tonne Mo). The casing has been left in place to facilitate re-entry of the hole for possible deepening once assays have been received.

Hole number 2 has been collared at the same location oriented in a northerly direction at an angle of -50 degrees . This hole has encountered even stronger molybdenite mineralization from the top to its current depth of 200 metres (656 feet) and also hosts copper occurring as chalcopyrite and locally native copper. This hole will be pushed to 400 metres (1312 feet).

The core is in the process of being split and sent for assay.

Terry Walker MSc., P.Geo. is the qualified person under National Instrument 43-101 who is in charge of the program.

BY ORDER OF THE BOARD

Terry Walker MSc., P.Geo.

DIRECTOR, PRESIDENT

Vancouver office 604 681 7748
Bill Koble 604 329 3341

Robert A Young and Associates 604 682 5123
Investor Relations 1 877 626 2121

PBX VENTURES LTD.

Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE- COPAQUIRE DRILLING IN PROGRESS FEBRUARY 16, 2005

The company is pleased to report that drilling of the Copaquire Molydenum-Copper porphyry has commenced on schedule.

The company recently has obtained additional historic drill-hole information in the molybdenum rich sector of the property which significantly enhances this target's quality. Three additional well-mineralised holes drilled to depths of 500 metres are located 400m north of the five molybdenum rich holes already described (see news of October 18, 2004). Considered together, these eight holes define an area of 400 by 500 metres within which molybdenum-rich mineralization has been continuously drilled to at least 625m depth. Using a conservative depth of only 250m, this give us an open-ended target of approximately 125 million tonnes at a weighted-average grade of about .08 per cent (1.76 lb/tonne) molybdenum. In addition the new holes also contain copper intercepts averaging about .25 per cent (5.5 lb/tonne) over 100 to 300m widths.

The current drill program is designed to confirm the results of these 1977 drill holes as well as extend the system to the north and at depth.

Terry Walker MSc., P.Geo. is the qualified person under NI 43-101 who is in charge of the program.

BY ORDER OF THE BOARD

Terry Walker MSc., P.Geo.

DIRECTOR, PRESIDENT

Vancouver office 604 681 7748
Bill Koble 604 329 3341

Robert A Young and Associates 604 682 5123
Investor Relations 1 877 626 2121

PBX
VENTURES LTD.

TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE: **FEBRUARY 3, 2005**

APPOINTMENT

The company is pleased to announce the appointment of William (Bill) Koble to the office of Vice-President of Corporate Development. He will be stationed in Toronto, Ontario.

BY ORDER OF THE BOARD

Gary Medford, Ph.D. P.Geo.

DIRECTOR

IPBX OFFICE 604 681 7748 **BILL KOBLE 604 329 3341**

INTERNATIONAL PBX VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE: FEBRUARY 1, 2005

COPAQUIRE MOLYDENUM COPPER DRILL PROGRAM TO COMMENCE

The company has contracted to commence a 2500 metre drill program on its Copaquire mega-molybdenum-copper project located in Chile. Drilling is expected to start late next week and will continue for about two months. The property is located in the area of very large copper(molybdenum) deposits and is described in the news release of October 18,2004.

BY ORDER OF THE BOARD

Gary Medford, Ph.D. P.Geo.

DIRECTOR

604 681 7748	Robert A Young and Associates	604 682 5123
	Investor Relations	1 877 626 2121

INTERNATIONAL PBX VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE: JANUARY 6, 2005

COPAQUIRE MEGA-MOLYBDENUM TARGET TO BE DRILLED

The company has issued tenders for a 2500 metre drill program to commence as soon as possible to confirm and extend previous work by major companies and test induced polarization anomalies obtained by International PBX on this property. The 1,433-hectare Copaquire property is located 20 kilometres west of the mega-copper-molybdenum Collahuasi mine but at lower elevations (3,500 to 3,900 metres) and workable year-round. The company has the option to earn a 100-per-cent interest in the property over a four-year period.
Current molybdenum prices of over $US 30.00 per pound makes this an enormously exciting project for the company as previous drilling and surface sampling indicate the presence of widespread Mo values of between 0.1 to 0.2 per cent or, in other words, between 2.2 and 4.4 pounds Mo per tonne. Based on previous sampling and drilling and induced polarization work carried out this year, the target size is estimated to be in the range of 0.5 to 1.3 billion tonnes (see news release of October 18, 2004).

BY ORDER OF THE BOARD

Gary Medford, Ph.D., P.Geo.

DIRECTOR

604 681 7748	Robert A Young and Associates	604 682 5123
	Investor Relations	1 877 626 2121

PBX VENTURES LTD.

Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

JANUARY 5, 2005

NEWS RELEASE: $750,000 PRIVATE PLACEMENT COMPLETED

The company announces that it has completed the non-brokered private placement announced 20 October 2004 and modified on 26 November 2004 for gross proceeds of $750,000. Each unit consisted of one common share at a price of $0.30 and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase a common share at $0.50 until December 21, 2005. All securities are subject to a four month hold period ending April 22, 2005. Finder's fees totalling $18,625 have been paid in connection with the private placement.

BY ORDER OF THE BOARD

Gary Medford, Ph.D. P.Geo.

DIRECTOR

604 681 7748

Robert A Young and Associates 604 682 5123
Investor Relations 1 877 626 2121

INTERNATIONAL
PBX
VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NOVEMBER 26, 2004

NEWS RELEASE: NON-BROKERED PRIVATE PLACEMENT OF 20 OCTOBER 2004 INCREASEDTO RAISE $750,000

The company announces that, subject to regulatory approval, it is increasing the non-brokered private placement announced on October 20, 2004 to up to 2,500,000 units. Each unit will consist of one common share of the company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.50 per share for a period of one year. There is a four month hold period on the shares. The proceeds of the private placement will be used for general working capital purposes and for drilling and exploration of the company's properties.

A finder's fee in cash or shares may be payable on a portion of the placement in accordance with regulatory policies.

BY ORDER OF THE BOARD

Gary Medford, Ph.D. P.Geo.

DIRECTOR

604 681 7748

Robert A Young and Associates 604 682 5123
Investor Relations 1 877 626 2121

PBX VENTURES LTD.

Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE

NOVEMBER 18, 2004

CAUTIONARY NOTICE ON TABACO PROJECT RESOURCE

As a result of a review by the the British Columbia Securities Commission we are issuing the following press release to clarify our disclosure:
The company previously reported certain mineral resources on our website with respect to the company's Tabaco property. These estimates do not qualify as current mineral resources and reserves under NI 43-101 and are not supported by a technical report filed on SEDAR. Therefore the company issues the cautionary statement that is has not done the work necessary to verify the classification as "historical" estimates and is not treating them as current mineral resources or reserves and these historical estimates should not be relied upon. The company anticipates that in the next six months additional work including further drilling will be carried out on this property following which a technical report will be filed.

BY ORDER OF THE BOARD

Gary Medford,

DIRECTOR

INTERNATIONAL PBX VENTURES LTD.

209 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **NOVEMBER 5, 2004**

EMPLOYEE STOCK OPTION GRANTED

Subject to regulatory approval, the company has granted an employee stock option for 200,000 common shares exercisable at $0.38.

BY ORDER OF THE BOARD

Gary Medford,

DIRECTOR

PBX VENTURES LTD.

TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE- NON-BROKERED PRIVATE PLACEMENT TO RAISE $600,000
OCTOBER 20,2004

The company announces that, subject to regulatory approval, it is arranging a non-brokered private placement of up to 2,000,000 units at a price of $0.30 per unit for total proceeds of up to $600,000. Each unit will consist of one common share of the company and one non transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.50 per share for a period of one year. The proceeds of the private placement will be used for general working capital purposes and for drilling and exploration of the company's properties.
A finder's fee in cash or shares may be payable on a portion of the placement in accordance with regulatory policies.

BY ORDER OF THE BOARD

Gary Medford, Ph.D. P.Geo.

DIRECTOR

604 681 7748

Robert A Young and Associates **604 682 5123**
Investor Relations **1 877 626 2121**

INTERNATIONAL PBX VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE- LARGE IP ANOMALY FOUND ON COPAQUIRE CU-MO PORPHYRY PROPERTY **OCTOBER 18, 2004**

The company is pleased to announce completion of an induced polarization-resistivity survey on its Copaquire Copper-Molybdenum property consisting of four east-west lines spaced approximately 1 km apart and trending west from the adjacent Collahuasi mine property a distance of 1.5 to 2 km. A strong chargeability anomaly has been found which increases in magnitude to the west and especially southwest and is accompanied by moderate to high resistivity. The 1433 ha Copaquire property is located 20 kilometers west of the mega-copper-molybdenum Collahuasi Mine but at lower elevations (3500-3900m) and workable year around. The company has the option to earn a 100 percent interest in the property over a four year period.

The property has been drilled and surface sampled by major mining companies in 1977 and 1993 but remarkably has not received serious attention in recent times. In 1977 five 250m holes were drilled coincident with the southernmost IP line just completed by the company. Grades reported were in the range of 0.1% to 0.2 % MoS_2 in sections 95m to 250m thick accompanied by copper at .04% to .12 %. Prior chip sampling of leached outcrop in the vicinity of and up to 700m north and 300m south of this line of holes gave values ranging from 1075m with weighted average grade of 0.21% Mo to 300m grading 0.1% Mo. The drill holes in combination with the surface chip sampling and the new IP survey leads management to consider 0.5 to 1.3 billion tons as the target potential for this zone. Further surface work and diamond drilling will be carried out to establish grade and tonnage as this is, indeed, a compelling target.

The 1993 drilling in a more copper rich part of the system, about 2 km northeast of the above target, indicated the presence, below an intensely leached capping, of significant secondary sulphides over an area of 1.25 million square metres and vertical depth of 350m. The better holes bottomed in secondary sulphides and assayed in the range of 0.3% to 0.6% copper. This target is open to the west of the 1993 drilling, where the Companies IP survey records increasing chargeability values. This area also merits a substantial drill program.

In summary, the company has acquired a property of great merit to add to its large portfolio of Chilean copper and gold property holdings and plans to proceed with exploration as soon as possible.

BY ORDER OF THE BOARD

"Director"

for **Terence Walker, MSc. P.Geo.**

DIRECTOR, PRESIDENT
604 681 7748

Robert A Young and Associates **604 682 5123**
Investor Relations **1 877 626 2121**

INTERNATIONAL PBX VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE- EXPLORATION UPDATE **OCTOBER 13,2004**

The company would like to thank shareholders for their patience throughout the summer while the company proceeded with its sampling programs on its gold properties, Tierra de Oro and Sierra Pintada, as well as the Tabaco property wherein the precious metal component of the property, which was not drilled in our last program in 2003, was assessed. These projects are all now drill ready.

The Tabaco property was acquired because of a historic resource (non NR43-101) of 18 million tonnes of over 1 per cent leachable copper based on a 57 hole program in 1963-64. Subsequent bench and bulk testing in 1990 indicated very good recovery and unusually low acid consumption in comparison with the usual Chilean oxide operation. Access is excellent and the property elevation is only 6000 feet. Power and water are all available nearby. The strip ratio in this deposit is minimal with all oxide present from surface to 30 metres, on average. The company acquired the property when copper was trading at less than $US.70 in the belief that, at that level, the deposit had the potential to produce a healthy profit.

The drill program carried out in 2003 had two main objectives. The first was to evaluate the veracity of the original drill holes and this has been done to management's satisfaction. The second was to test the underlying rock which produced a moderate induced polarization anomaly over 2.5 km long. The first hole, a discovery hole, intersected over 80 metres of 1 per cent copper as coarse chalcopyrite in a skarn setting. The original historic drilling was carried out over a strike length of only 600 metres but the oxide development is, in fact, present over 3km as might be expected from the IP response. The original drilling did not penetrate the underlying chalcopyrite mineralization in part responsible for the IP response.

This deposit has the potential to be very much larger than suggested by the original drilling. The company has received joint venture proposals, has been negotiating with private mining group and is now being approached by major mining companies. At $1.45 per pound copper this property is a valuable asset of the company that will be drilled off to NR43-101 standards by the company barring an agreement extremely beneficial to our shareholders is negotiated.

BY ORDER OF THE BOARD

Gary Medford PhD. P.Geo.

DIRECTOR

INTERNATIONAL
P B X
VENTURES LTD.

209 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE

OCTOBER 4, 2004

TIERRA de ORO, CHILE – INCA ZONE EXTENSION, NEW ZONE DISCOVERED

International PBX Ventures Ltd. is pleased to report additional assays from detailed surface mapping and sampling programs on its wholly owned, 4456 hectare Tierra de Oro property which covers the Sierra Chanchero gold camp containing over 35 linear km of gold bearing structural zones ranging from 50 to 350 metres in width.

The subject of this news release is assays from detailed chip sampling and residual soil surveys extending 500m north and 900m east of the previously explored INCA zone. This area contains old workings and test pits on structure veins which are part of the northern extension of eastern most "INCA main vein swarm" (see NRL March 16, 2004) and, 450 m to the east, a new zone of similar auriferous structures and veins from 0.5 to 3.0 metres wide. This new zone contains fewer old workings but can be traced along strike for over 400 metres through a strong gold-in-soil anomaly.

Twenty two "vein" and wall rock chip sample assays have been received from this area. The 'vein' assays range in value from 0.13 g/t to 31.9 g/t gold and in widths from 1.0 to 2.5 metres.

The weighted average gold grades of the 'vein' assays received from the 150 metre northern extension of the "east INCA main vein swarm" is 9.35 g/t over 1.6 metres. The weighted average gold grade of all fifteen new and previous assays from the 400m strike of the 'main vein' from this swarm sampled to date is 8.1 g/t over 1.7 metres.

'Vein' assays from the new zone are limited to five widely spaced old pits and range in gold grade from 0.19 g/t over 3.0m to 4.93 g/t over 1.7m.

Chip sample assays from the intervening wall rocks in both zones (i.e. areas between high-grade veins) range from 0.06 to 0.24 g/t gold and average about 0.2 g/t gold.

All samples were collected by experienced samplers and geologists under the supervision of T. Walker M. Sc. P. Geo., the designated qualified person as defined by National Policy Instrument NI43_101. All samples were analysed in Chile at the ALS-Patagonia Laboratory, Coquimbo.

BY ORDER OF THE BOARD

Terry Walker
DIRECTOR

vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE- EXPLORATION UPDATE **OCTOBER 13,2004**

The company would like to thank shareholders for their patience throughout the summer while the company proceeded with its sampling programs on its gold properties, Tierra de Oro and Sierra Pintada, as well as the Tabaco property wherein the precious metal component of the property, which was not drilled in our last program in 2003, was assessed. These projects are all now drill ready.

The Tabaco property was acquired because of a historic resource (non NR43-101) of 18 million tonnes of over 1 per cent leachable copper based on a 57 hole program in 1963-64. Subsequent bench and bulk testing in 1990 indicated very good recovery and unusually low acid consumption in comparison with the usual Chilean oxide operation. Access is excellent and the property elevation is only 6000 feet. Power and water are all available nearby. The strip ratio in this deposit is minimal with all oxide present from surface to 30 metres, on average. The company acquired the property when copper was trading at less than $US.70 in the belief that, at that level, the deposit had the potential to produce a healthy profit.

The drill program carried out in 2003 had two main objectives. The first was to evaluate the veracity of the original drill holes and this has been done to management's satisfaction. The second was to test the underlying rock which produced a moderate induced polarization anomaly over 2.5 km long. The first hole, a discovery hole, intersected over 80 metres of 1 per cent copper as coarse chalcopyrite in a skarn setting. The original historic drilling was carried out over a strike length of only 600 metres but the oxide development is, in fact, present over 3km as might be expected from the IP response. The original drilling did not penetrate the underlying chalcopyrite mineralization in part responsible for the IP response.

This deposit has the potential to be very much larger than suggested by the original drilling. The company has received joint venture proposals, has been negotiating with private mining group and is now being approached by major mining companies. At $1.45 per pound copper this property is a valuable asset of the company that will be drilled off to NR43-101 standards by the company barring an agreement extremely beneficial to our shareholders is negotiated.

BY ORDER OF THE BOARD

Gary Medford PhD. P.Geo.

DIRECTOR

INTERNATIONAL PBX VENTURES LTD.

209, 475 Howe Street, Vancouver, B.C.
Canada V6C 2B3
Telephone: (604) 681-7748
Fax: (604) 681-0568
Website Address: www.internationalpbx.com
E-mail: ipbx@uniserve.com
Canadian Venture Exchange Symbol: PBX

NEWS RELEASE SEPTEMBER 9, 2004

NEW DIRECTOR APPOINTED ......OPTIONS CANCELLED

International PBX Ventures Ltd. is pleased to announce the appointment of Michael Waskett-Myers to the Board of Directors. Mr Waskett-Myers will coordinate the collection, storage and computer analysis of the company's exploration data. He has been involved in exploration work with both senior and junior exploration companies for the last thirty five years.

The company also wishes to announce that it will not be proceeding with the grant of incentive stock options to purchase 900,000 common shares at a price of $.50 per share granted to certain directors on December 12,2003. Refer to the company's news release of January 12, 2004.

BY ORDER OF THE BOARD

Verna Wilson

Director

INTERNATIONAL PBX VENTURES LTD.

209 – 475 Howe Street
Vancouver, B.C., V6C 2B3
Tel: (604) 681-7748
Fax: (604) 681-0568
Email: ipbx@uniserve.com
Website: www.internationalpbx.com

Date: September 8, 2004 Symbol: TSX-PBX

NEWS RELEASE

International PBX Ventures Ltd. (the "Company") announces that it will not be proceeding with the grant of incentive stock options to purchase 900,000 common shares at a price of $0.50 per share granted to certain directors of the Company on December 12, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Gary Medford, Director

INTERNATIONAL PBX VENTURES LTD.

209, 475 Howe Street, Vancouver, B.C.
Canada V6C 2B3
Telephone: (604) 681-7748
Fax: (604) 681-0568
Website Address: www.internationalpbx.com
E-mail: ipbx@uniserve.com
Canadian Venture Exchange Symbol: PBX

NEWS RELEASE JULY 30, 2004

SIERRA PINTADA, CHILE – HIGH GRADE COPPER-GOLD ZONES DEFINED

International PBX Ventures Ltd. is pleased to report high grade copper-gold results from ongoing surface sampling on its wholly owned, 3300 hectare Sierra Pintada property, which covers 15 kilometres of the Atacama Fault zone in the Chilean Coastal cordilleran copper-gold belt 650 kilometers north of Santiago.

The Company's prior exploration program identified two strong copper and gold-bearing mineralised structures, Viña and Gloria, each at least 15 kilometres in length and 50 to 200 metres in width. Wherever these structures emerge from beneath overburden they are the centers of numerous prospect pits, adits and shafts to depths of 50 metres on high grade Cu-Au (Ag, +/- Co) and Au-Cu (Ag) fissure veins from 1-5 metres in width. Previously mined ore typically graded 3 - 5% Cu and 1 - 5 g/t Au for the former, and 10 - 50 g/t Au and 1 - 5% Cu for the latter.

This news release comprises assays from detailed chip sampling and residual soils from the northernmost 1500 metres of the western Viña structure. This structure consists of a 50 - 150 metre wide zone of shearing, brecciation, strong hematite-clay-limonite +/- quartz alteration, and widespread oxidised copper mineralisation. Numerous old trenches, adits and open cuts from 1- 10 metres wide on multi-directional shears, with conspicuous green oxide copper minerals, are present throughout this sector.

Results received to date are from a series of 72 representative chip samples cut across the mineralised shears exposed in the old workings, and residual soils collected at 25 metre intervals on 100m spaced lines running orthogonal to the general structural strike. Chip sample results range from 0.2% to 8.0% copper and 0.1 g/t to 2.5 g/t gold over 1 - 5 metre widths. The old workings from which the bulk of these samples were taken occur in two principle areas.

The southern area is 700 metres long and 50 -125 metres wide. The old pits, trenches and shafts sampled are developed on 4 to 8 principle shears within a central 20-30 metre wide zone, and give a weighted average grade of 1.37% copper and 0.25 g/t gold over an average width of 2.1 metres. The other area 600 metres to the north is 200 metres long and 30-50 metres wide. The samples from these old workings give a weighted average grade of 1.77% copper and 1.39 g/t gold over an average width of 1.7 metres.

These two areas of old workings are separated by an area of shallow cover, however, a copper – gold soil anomaly with peak values to 1.98% copper and 0.39 g/t gold suggests continuity of the mineralised structure between them.

In this sector of the Atacama Structural zone there are numerous centers of past high grade copper, gold, silver and cobalt mining such as Carrizal Alto, Estillas and Capote with past production ranging from 550 million to 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold.

Sierra Pintada is an early stage exploration project but with definable open pit resource potential in several of the previously mined areas of both Viña zones. It is also possible that this surface mineralization is centered above a deeper Andacollo style porphyry copper – gold system as has been suggested for Carrizal Alto to the north.

All samples were collected by experienced samplers and geologists under the supervision of T. Walker M.Sc. P.Geo., the designated qualified person as defined by National Policy Instrument NI43_101. All samples were analysed in Chile at the ALS-Chemex Laboratory, Coquimbo.

BY ORDER OF THE BOARD

Terry Walker

President, Director

INTERNATIONAL PBX VENTURES LTD.

608 – 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE JUNE 18, 2004

SAN JOINT VENTURE, CHILE – A NEW DRILL TARGET

Geophysical surveys recently completed by Aldershot Resources (ALZ) have discovered a large prospective induced polarization anomaly straddling some claims owned wholly by International PBX (PBX) and some claims optioned by Aldershot from PBX under the Las Lomitas Joint Venture. In order to facilitate the exploration of this area the companies have agreed to create the San Joint Venture and contribute the required claims to cover the anomaly, and then to proceed on a 50-50 basis. This project will be drilled in the near future

BY ORDER OF THE BOARD

Gary Medford

DIRECTOR

The TSE Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The company relies on "forward- looking" statement litigation protection.

For further information contact:

Gary Medford, PhD., P. Geo.
Director
604 681 7748
E mail: ipbx@uniserve.com

Robert A. Young
Robert A. Young and Associates
Toll Free 1-877 626 2121
E mail: raya@digital-rain.com

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2005

(UNAUDITED)

International PBX Ventures Ltd.
Consolidated Balance Sheet
For the three months ended March 31, 2005
(Unaudited)

	March 31, 2005	December 31, 2004
	$	$
ASSETS		
CURRENT ASSETS		
Cash	563,933	930,119
Marketable securities [Note 3]	42,000	42,000
Accounts receivable	10,818	10,418
Prepaid expenses	12,966	9,421
	629,717	991,958
PROPERTY AND EQUIPMENT [Note 4]	58,713	57,727
MINERAL INTERESTS [Note 5]	3,507,612	3,286,470
	4,196,042	4,336,155
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable and accruals [Note 7]	27,545	23,615
Amount owing to a former director [Note 7]	95,855	95,855
	123,400	119,470
SHAREHOLDERS' EQUITY		
CAPITAL STOCK [Note 6]	10,389,913	10,389,913
CONTRIBUTED SURPLUS	87,600	73,000
DEFICIT	(6,404,871)	(6,246,228)
	4,072,642	4,216,685
	4,196,042	4,336,155

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: "Gary Medford" Gary Medford, Director — "Verna Wilson" Verna Wilson, Director

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at March 31, 2005 and the consolidated statements of operations and deficit and cash flows for the three months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
May 12, 2005

International PBX Ventures Ltd.

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
For the three months ended March 31, 2005
(Unaudited)

	Three Months Ended March 31,	
	2005	2004
	$	$
ADMINISTRATIVE EXPENSES		
Administration fee	7,500	7,500
Amortization	1,765	348
Bank charges	626	690
Consulting expenses	6,000	-
Foreign Exchange	1,777	
General Exploration	-	385
Investor relations	45,301	6,725
Insurance	10,115	-
Management fees	15,000	15,000
Office, telephone, rent and secretarial	12,707	7,105
Professional fees	1,500	7,450
Stock –based compensation	14,600	-
Transfer agent and regulatory	5,797	9,469
Travel, promotion and mining shows	52,783	6,970
Less interest income	(1,476)	(291)
NET LOSS FOR THE YEAR	(173,994)	(61,351)
DEFICIT, BEGINNING OF YEAR	(6,246,228)	(4,932,005)
DEFICIT, END OF YEAR	(6,404,871)	(4,993,356)
	$	$
LOSS PER SHARE (Weighted average basis)	(0.01)	(0.01)
Weighted Average Shares Outstanding	29,807,000	22,391,000

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
For the three months ended March 31, 2005
(Unaudited)

	March 31, 2005	March 31, 2004
	$	$
OPERATING ACTIVITIES		
Net Loss for the year	(173,994)	(192,532)
Less items not affecting cash		
Amortization	1,765	755
Amortization charged to mineral interests	1,112	3.202
Foreign loss (gain)	2,370	
Stock based compensation	14,600	3.202
	(154,148)	(188,575)
Change in non-cash components of working capital	56,469	(21,490)
CASH TO OPERATING ACTIVITIES	(97,679)	(210,065)
FINANCING ACTIVITIES		
Capital stock issued for cash	-	631,960
Capital stock issued for property acquisition	-	55,000
Subscriptions received	-	(12,500)
	-	674,460
INVESTING ACTIVITIES		
Acquisition of and expenditures upon mineral interests	(222,256)	(286,052)
Acquisition of property and equipment	(2,751)	(30,836)
	(225,007)	(316,888)
INCREASE (DECREASE) IN CASH	(322,686)	147,507
CASH - BEGINNING OF PERIOD	886,619	803,127
CASH - END OF PERIOD	563,933	950,634

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Unaudited)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

Marketable securities are recorded at cost. Losses in value, which are other than temporary, are recognized by writing down the investment to market value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[d] Property and equipment

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[e] Mineral claims and deferred exploration costs

The Company records its interests in mineral properties at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or allowed to lapse. These costs will be amortized over the estimated useful life of the property following commencement of production, or written off if the mineral properties or projects are sold or allowed to lapse. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off.

The Canadian Institute of Chartered Accountants released Accounting Guideline 11 - Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 there should be a presumption of impairment in the carrying amount of deferred development costs of enterprises in the development stage engaged in extractive operations when any of the following conditions exist:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Income taxes

The Company uses the liability method for recording income taxes and records future income tax liabilities or assets for temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet, using tax rates anticipated to apply in the periods that the differences are expected to reverse.

[g] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[h] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles used in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[i] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, accounts receivable, prepaid expenses, accounts payable and accrued liabilities. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

[j] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[k] Stock-Based Compensation

Effective July 1, 2003, the Company adopted prospectively, the fair value method to recognize options granted. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

[l] Loss per share

The Company uses the treasury stock method for the calculation and presentation of both basic and diluted loss per share

3. MARKETABLE SECURITIES

As of March 31, 2005, the market value of all marketable securities owned by the Company totaled $87,000.

4. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	March 31 2005 Net Book Value	December 31 2004 Net Book Value
	$	$	$	$
Automotive	53,976	15,934	38,042	37,737
Field equipment	2,068	311	1,757	433
Furniture and office equipment	35,062	16,148	18,914	19,557
	91,106	32,393	58,713	57,727

5. MINERAL INTERESTS

	Acquisition and Staking	Deferred Exploration	Total March 31, 2005	Total Dec. 31, 2004
	$	$	$	$
Chile				
Tierra de Oro [a]	401,224	1,616,915	2,018,140	1,942,179
San Pedro [b]	9,836	37,809	47,645	41,667
Tabaco [c]	284,894	735,928	1,020,822	1,006,596
Sierra Pintada [d]	20,081	101,354	121,435	111,748
Hornitos [e]	(6,722)	31,731	25,009	16,104
Fuego [f]	9,977	16,901	26,878	20,878
Romerito [g]	3,968	17,474	21,442	15,124
Copaquire [h]	120,636	105,606	226,242	132,174
	843,893	2,663,719	3,507,612	3,286,470

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. Seven new exploration claims have been staked covering 1,900 hectares.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. The seven new exploration claims are to be added as part of the Lomitas option. Aldershot was granted the sole and exclusive

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Unaudited)

5. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

[i] Aldershot Option (continued)

right and irrevocable option to acquire up to a 70% interest in and to the 12 claims. During the three months ending March 31, 2005, the Company received notice from Aldershot, that they will not pursue its option on the Lomitas Joint Venture.

[ii] San Joint Venture

In order to facilitate the exploration, claims owned wholly by International PBX and some claims optioned by Aldershot from International PBX under the Los Lomitas Joint Venture have been transferred to create the San Joint Venture which will proceed on a 50-50 basis. 200 hectares were contributed by Aldershot out of the Los Lomitas Joint Venture and 100 hectares were contributed by the Company out of the Tierra de Oro property. As of March 31, 2005, no activities have been undertaken to jointly explore the San Joint Venture.

	Accumulated to December 31, 2004 $	Expenditures during the period $	Accumulated to March 31, 2005 $
Deferred Exploration Expenditures			
Assays	158,709	760	159,469
Analysis	-	21,527	21,527
Automotive	61,716	525	62,241
Camp and exploration supplies	23,804	(33)	23,771
Drilling	224,832	(1,549)	223,283
Equipment rental	24,348	(168)	24,180
Geophysical, geological and geochemical	424,257	9,409	433,666
Mapping	23,085	508	23,593
Office, rent, telephone & professional fees	153,852	5,201	159,053
Personnel	57,717	1,167	58,884
Project management	275,859	5,233	281,092
Professional fees	-	2,105	2,105
Report writing	25,589	(141)	25,448
Travel	85,469	2,775	88,244
	1,539,237	47,319	1,586,556
Acquisition, staking and lease costs	463,626	28,469	492,095
Less: Option payments received	(60,684)	172	(60,512)
	1,942,179	75,961	2,018,140

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Unaudited)

5. MINERAL INTERESTS (continued)

[b] San Pedro, Chile

The Company staked 600 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2004 $	Expenditures during the period $	Accumulated to March 31, 2005 $
Deferred Exploration Expenditures			
Assays	1,899	(7)	1,892
Automotive	1,196	180	1,376
Geophysical, geological and geochemical	4,165	522	4,688
Mapping	662	-	662
Office	20,369	3,389	23,758
Project management	1,030	60	1,090
Travel	2,506	1,053	3,559
	31,828	5,196	37,024
Acquisition, staking and lease costs	9,840	781	10,621
	41,668	5,977	47,645

5. MINERAL INTERESTS (continued)

[c] Tabaco, Chile

[i] The Company has entered into an agreement, which replaces previous agreements to acquire a 100% interest in the Tabaco Prospect in Chile over the following four years for US$2,000,000. The first US$100,000 installment is payable in cash by July 15, 2005.
At any time after January 15, 2006 the Company will have the option to pay the balance of the purchase price from production at the rate of US$0.10 per pound of copper produced.

[ii] The Company has staked seven exploration concessions consisting of 2,000 hectares which are 100% owned by the Company. These claims overlie 420 hectares of Exploration Concessions to be acquired under option as noted in Note 5[d][i].

	Accumulated to December 31, 2004 $	Expenditures during the year $	Accumulated to March 31, 2005 $
Deferred Exploration Expenditures			
Assays	49,863	422	50,285
Automotive	7,338	288	7,626
Camp supplies	2,619	46	2,665
Claim taxes	-	2,570	2,570
Drilling	371,998	(2,562)	369,436
Excavation and road building	25,307	(174)	25,133
Geophysical, geological and geochemical	141,647	146	141,793
Mapping	662	3,652	4,315
Office	26,410	3,436	29,846
Project management	82,462	1,770	84,232
Report writing	3,038	(21)	3,017
Travel	13,915	1,095	15,010
	725,260	8,098	733,358
Acquisition, staking and lease costs	281,338	6,125	287,463
	1,006,599	14,223	1,020,822

5. MINERAL INTERESTS (continued)

[d] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to March 31, 2005 $
Deferred Exploration Expenditures			
Assays	20,071	443	20,514
Automotive	2,159	218	2,377
Geophysical, geological and geochemical	32,952	582	33,534
Mapping	662	3,653	4,315
Office	20,154	3,451	23,605
Project management	9,797	64	9,861
Travel	5,926	1,222	7,148
	91,721	9,633	101,354
Acquisition, staking and lease costs	20,027	54	20,081
	111,748	9,687	121,435

[e] Hornitos Property, Chile

The Company staked eleven claims, covering a 3,200 hectare property located 35 kilometers south of Copiapo in Chile.

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to March 31, 2005 $
Deferred Exploration Expenditures			
Automotive	299	187	486
Field supplies	9	-	9
Geophysical, geological and geochemical	1,739	(2)	1,737
Mapping	662	-	662
Office, rent, telephone and professional fees	16,112	3,414	19,526
Project management	655	48	703
Report writing	1,350	(9)	1,341
Travel	2,027	1,057	3,084
	22,853	4,694	27,547
Acquisition, staking and lease costs	9,251	4,211	13,462
Less: Option payment	(16,000)	-	(16,000)
	16,104	8,905	25,009

5. MINERAL INTERESTS (continued)

[e] Hornitos Property, Chile (continued)

On August 20, 2004, the Company entered into an Option Agreement with Aldershot Resources Ltd. ("Aldershot") to explore and develop the eleven exploration concessions in the property ("Hornitos Group of Claims"). Aldershot will pay the Company a total of $370,000 over the following four years ($16,000 paid in fiscal 2004) to acquire a 65% undivided interest in and to the Hornitos Group of Claims. A total of $1.3 million in "best effort" exploration expenditure is also committed by Aldershot over the following four years. Aldershot will act as Operator for the duration of the Option Agreement.

[f] Fuego claims, Chile

The Company staked four claims, covering a 900 hectare property located approximately 50 kilometres west of the Tierra de Oro property.

	Accumulated to December 31, 2004 $	Expenditures during the Year $	Accumulated to March 31, 2005 $
Deferred Exploration Expenditures			
Automotive	597	193	790
Geophysical, geological and geochemical	979	15	994
Mapping	662	-	662
Office, rent, telephone and professional fees	8,290	3,520	11,810
Travel	401	1,067	1,468
	10,929	4,795	15,724
Acquisition, staking and lease costs	9,949	1,205	11,154
	20,878	6,000	26,878

5. MINERAL INTERESTS (continued)

[g] Romerito claims, Chile

The Company acquired the right to a 70% interest in three copper/gold exploitation concessions, covering 225 hectares. The vendors will retain a 30% interest. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company in which the Company's wholly owned subsidiary, Minera IPBX Ltda ("Minera") will hold 70% and Geoexploraciones S.A. will hold 30%. Minera, will, at its own cost and discretion, undertake to enhance the value of the property by geological mapping, sampling and drilling for a period of one year. At March 31, 2006, the Company may continue or withdraw from the agreement.

	Accumulated to December 31, 2004	Expenditures during the Year	Accumulated to March 31, 2005
Deferred Exploration Expenditures	$	$	$
Automotive	219	186	405
Field Supplies	42	1	43
Geophysical, geological and geochemical	833	23	856
Mapping	662	-	662
Office, rent, telephone and professional fees	8,930	3,486	12,416
Project Management	-	52	52
Travel	498	1,070	1,568
	11,184	4,819	16,003
Acquisition, staking and tax costs	3,940	1,499	5,439
	15,124	6,318	21,442

5. MINERAL INTERESTS (continued)

[h] Copaquire Property, Chile

The Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% NSR for US$2,100,000 in cash and US$2,000,000 in work commitments over four years. The Company paid US$50,000 in fiscal 2004 and US$25,000 in January 2005.

	Accumulated to December 31, 2004	Expenditures during the year	Accumulated to March 31, 2005
Deferred Exploration Expenditures	$	$	$
Automotive	734	3,237	3,971
Camp supplies	-	4,602	4,602
Drilling	-	14,394	14,394
Geophysical, geological and geochemical	31,517	90	31,607
Mapping	662	1,063	1,725
Office, rent, telephone and professional fees	10,458	3,541	13,999
Personnel	-	3,148	3,148
Project management	-	4,181	4,181
Professional fees	-	8,816	8,816
Travel	1,660	7,973	9,633
	45,031	51,049	96,080
Acquisition, staking and lease costs	87,143	43,019	130,162
	132,174	94,068	226,242

6. CAPITAL STOCK

[a] Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares \#	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Options exercised	140,000	14,000
Warrants exercised	3,335,000	432,750
Private placement	4,856,600	1,828,300
Issued for acquisition of mineral interests	100,000	80,000
Issued as at December 31, 2003	27,345,006	8,934,358
Issued for cash pursuant to:		
Options exercised	700,000	70,000
Warrants exercised	1,430,600	466,960
Private Placement	2,500,000	749,845
Units exercised	400,000	113,750
Issued for acquisition of mineral interests	100,000	55,000
Issued as at December 31, 2004	32,475,606	10,389,913
Issued as at March 31, 2005	32,475,606	10,389,913

[b] Options

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relvant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

6. CAPITAL STOCK (continued)

[b] Options (continued)

A summary of the status of the Company's stock options outstanding as at March 31, 2005 and changes during the three months then ended is as follows:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, December 31, 2002	1,740,000	0.10
Granted	250,000	0.40
Exercised	(140,000)	0.10
Balance, December 31, 2003	1,850,000	0.14
Granted	500,000	0.34
Exercised	(700,000)	(0.10)
Cancelled	(1,200,000)	0.16
Balance, December 31, 2004	450,000	0.39
Balance, March 31, 2005	450,000	0.39
Exercisable at end of period	450,000	0.39

Additional information regarding options outstanding at March 31, 2005 is as follows:

	Options outstanding and Exercisable		
Exercise Prices	Number of shares	Weighted average remaining contractual life (years)	Weighted average Exercise price
$0.40	250,000	0.3	$0.40
$0.38	200,000	0.6	$0.38
	450,000	0.43	$0.39

During fiscal 2004, the Company granted 500,000 stock options with fair values ranging from $0.09 to $0.27 per option and has recorded $73,000 as stock-based compensation. During the three months ending March 31, 2005 further stock-based compensation of $14,600 has been charged to operations pursuant to vesting schedules for options grants in

6. CAPITAL STOCK (continued)

[b] Options (continued)

fiscal 2004. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.00% to 2.29%
Expected life of options	7 months to 1 year
Expected volatility	60%
Expected dividend yield	0%

[c] Warrants

	Number of shares	Weighted Average Exercise Price $
Outstanding, December 31, 2002	3,960,000	0.13
Granted	4,856,000	0.48
Exercised	(3,335,000)	(0.13)
Expired	(475,000)	(0.15)
Balance, December 31, 2003	5,006,600	0.47
Granted	2,900,000	0.48
Exercised	(1,430,600)	(0.33)
Expired	(3,976,000)	(0.51)
Balance, December 31, 2004	2,500,000	0.50
Balance, March 31, 2005	2,500,000	0.50

As of March 31, 2005, 2,500,000 warrants are outstanding with an exercise price of $0.50 per share. The warrants expire December 21, 2005.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Unaudited)

7. RELATED PARTY TRANSACTIONS/BALANCES

During the three months ended March 31, 2005, the Company paid $7,500 (2004 - $7,500) for administrative services, $15,000 (2004 - $30,000) for management services, and $2,125 (2004 - $Nil) for mapping services to director or companies controlled by directors. Further $8,500 (2004 - $8,750) for consulting services and investor relations services, and $1,563 (2004 - $Nil) for accounting services has been paid to officers or companies controlled by officers.

The following amounts were paid to the President and director of the Company and were recorded at their exchange amounts:

[a] Project management - $6,327 (2004 - $5,104)

[b] Office and administration - $16,114 (2004 - $17,541)

[c] Geological and geophysical expenditures - $23,237 (2004 - $29,044)

Included in accounts payable is $14,147 (2004 - $17,159) owing to the President for unpaid fees.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

8. LOSSES AND DEDUCTIONS FOR TAX PURPOSES

The Company has Canadian income tax losses of approximately $1,835,000, which are available to reduce taxable income of future years. The losses expire as follows:

Year	$	Year	$
2005	284,000	2009	87,000
2006	144,000	2010	518,000
2007	114,000	2011	596,000
2008	92,000		

The future income tax asset associated with these losses is approximately $660,000 using a tax rate of 36%. As realization of this asset is not more likely than not a valuation allowance of $660,000 reduces this asset to Nil.
The Company has Canadian and foreign exploration and development expenditures available to reduce taxable income of future years. These expenditures, totaling some $2,111,000 can be claimed at rates varying from 10% to 100% and have no expiry dates. The potential benefits of income tax losses and exploration and development expenditures will be recognized in the accounts when realized.

9. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company entered into an Investor Relations and Corporate Communications Services Agreement for consideration of $5,000 per month (2004 - $7,500). The agreement was in effect until December 31, 2004 and has been extended until June 30, 2005. Pursuant to the agreement, the Company granted 250,000 stock options in 2003. Each option entitles the holder to purchase one common share of the Company at an exercise price of $0.40 for a period of two years, expiring June 18, 2005.

10. SEGMENTED INFORMATION

The Company is in business of acquiring and exploring mineral properties in Chile. Although all of its mineral interests are located in Chile, some costs were incurred in Canada. The following is a breakdown of the Company's assets by geographical area.

	Canadian $	Chile $	Total $
Cash	373,773	190,160	563,933
Marketable securities	42,000	-	42,000
Accounts receivable	6,283	4,535	10,818
Prepaid expenses	12,921	45	12,966
	434,977	194,740	629,717
Property equipment	15,286	43,427	58,713
Mineral interests	660,617	2,846,995	3,507,612
	675,903	2,890,422	3,566,325

11. SUBSEQUENT EVENTS

Subsequent to March 31, 2005:

a) 213,500 warrants have been exercised at $0.50 per share for proceeds of $106,500.

b) The Company received a payment of $16,000 from Aldershot Resources Ltd. in order to maintain its Hornitos option in good standing.

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED)

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2004 and the consolidated statements of operations and deficit and cash flows for the nine months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
November 22, 2004

International PBX Ventures Ltd.

International PBX Ventures Ltd.
Consolidated Balance Sheet
As At Nine Months Ended September 30, 2004
(Unaudited)

	September 30 2004 $	September 30 2003 $	December 31 2003 $
ASSETS			
CURRENT ASSETS			
Cash	424,022	701,099	803,127
Marketable securities [Note 3]	42,000	23,000	23,000
Accounts receivable	4,391	3,529	8,399
Prepaid expenses and deposits	6,952	8,511	4,529
	477,365	736,139	839,055
PROPERTY AND EQUIPMENT [Note 4]	61,807	40,025	35,864
MINERAL INTERESTS [Note 5]	3,342,430	2,637,006	2,748,076
	3,881,602	3,413,170	3,622,995
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable and accruals [Note 7]	23,097	5,814	41,214
Amount owing to a former director [Note 7]	95,855	95,855	95,855
	118,952	101,669	137,069
SHAREHOLDERS' EQUITY			
CAPITAL STOCK [Note 6]	9,640,068	8,531,861	8,934,358
SUBSCRIPTIONS RECEIVED	-	-	12,500
DEFICIT	(5,877,418)	(5,220,360)	(5,460,932)
	3,762,650	3,311,501	3,485,926
	3,881,602	3,413,170	3,622,995

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: "Gary Medford" Gary Medford, Director — "Verna Wilson" Verna Wilson, Director

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
For the Nine Months Ended September 30, 2004
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
	$	$	$	$
ADMINISTRATIVE EXPENSES				
Administration fee	7,500	7,500	22,500	22,500
Amortization	1,034	348	2,807	1,044
Bank charges	332	563	746	1,893
Foreign Exchange	17,561	(6,208)	29,595	47,339
General Exploration	-	2,801	-	5,023
Investor relations	31,364	30,155	168,712	53,625
Management fees	-	30,000	60,000	75,000
Mineral Interest Written Off	-	-	30,000	-
Office, telephone, rent and secretarial	14,912	3,138	29,990	11,792
Professional fees	7,293	3,870	20,439	32,271
Transfer agent and regulatory	2,626	1,747	10,584	26,015
Travel, promotion and mining shows	8,889	9,185	42,920	16,427
Less interest income	(207)	(1,837)	(1,807)	(4,574)
NET LOSS	(91,304)	(81,262)	(416,486)	(288,355)
DEFICIT, BEGINNING OF PERIOD	(5,786,114)	(5,139,098)	(5,460,932)	(4,932,005)
DEFICIT, END OF PERIOD	(5,877,418)	(5,220,360)	(5,877,418)	(5,220,360)
	$	$	$	$
LOSS PER SHARE (Weighted average basis)	(0.01)	(0.01)	(0.01)	(0.01)

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
For the Nine Months Ended September 30, 2004
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
	$	$	$	$
OPERATING ACTIVITIES				
Net Loss for the period	(91,304)	(81,262)	(416,486)	(288,355)
Less items not affecting cash				
Amortization	1,034	840	2,807	2,443
Amortization charged to mineral interests	-	-	6,362	-
	(92,338)	(80,422)	(425,655)	(285,912)
Change in non-cash components of working capital	6,942	(290,612)	(17,194)	(70,671)
CASH TO OPERATING ACTIVITIES	(85,396)	(371,034)	(442,849)	(356,583)
FINANCING ACTIVITIES				
Proceeds from (repayment of) director's loans	-	-	-	(126,550)
Capital stock issued for cash	18,750	125,000	650,710	1,872,553
Capital stock issued for property acquisition	-	-	55,000	80,000
Subscriptions received	-	-	(12,500)	-
	18,750	125,000	693,210	1,826,003
INVESTING ACTIVITIES				
Acquisition of and expenditures upon mineral interests	(213,124)	(219,885)	(594,354)	(812,749)
Acquisition of property and equipment	2,722	(30,668)	(35,112)	(34,772)
	(215,846)	(250,553)	(629,466)	(847,521)
INCREASE (DECREASE) IN CASH	(282,492)	(496,587)	(379,105)	621,899
CASH - BEGINNING OF PERIOD	706,514	1,197,686	803,127	79,200
CASH - END OF PERIOD	424,022	701,099	424,022	701,099

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2004
(Unaudited)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment; field equipment; and automotive equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 - Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 an impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[c] Mineral claims and deferred exploration costs (continued)

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.

[d] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles used in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[f] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, and accounts payable. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Financial instruments (continued)

maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

[h] Stock-Based Compensation

On July 1, 2003, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of a fair value based method for all stock-based awards made to non-employees, but only requires it for employees when there are direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price. Pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share are required to be disclosed as if the fair value method had been used for new awards and for modifications of existing awards. The Company does not have a formal incentive stock option plan, however has granted stock options as determined by the Board of Directors. The Company has chosen to continue its policy of not recognizing compensation expense on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[h] Stock-Based Compensation (continued)

A summary of the status of the Company's stock options outstanding as at December 31, 2003 and September 30, 2004 and changes during the nine months then ended is as follows:

	Number of Shares	Weighted Average Exercise Price $
Balance, December 31, 2003	1,850,000	0.14
Granted	300,000	0.32
Exercised	(700,000)	(0.10)
Expired	(900,000)	0.10
Balance, September 30, 2004	550,000	0.64

The following table summarizes information about the stock options outstanding at September 30, 2004:

Exercise Prices	Number outstanding	Options outstanding Weighted average remaining contractual life	Weighted average Exercise price
$0.40	250,000	0.75 years	$0.40
$0.32	300,000	0.06 years	$0.32
	550,000	0.66 years	$0.64

Under CICA Handbook Section 3870, the Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company has elected to use the fair value approach to account for its employee stock-based compensation plans. If this approach had been applied, the Company's net loss per share would not have been different as the policy was adopted July 1, 2003 and there have been no stock options granted from this date to September 30, 2004.

3. MARKETABLE SECURITIES

The marketable securities are recorded at cost. During the year, the Company received 100,000 common shares of Pathfinder Resources Ltd. with respect to the Zulema-Batatazo Prospect as noted in Note 5[e] below. As at September 30, 2004, the market value of all marketable securities owned by the Company totaled $42,000.

4. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	Sept. 30 2004 Net Book Value $	December 31 2003 Net Book Value $
Automotive	51,634	11,880	39,754	21,507
Field equipment	720	241	479	612
Furniture and office equipment	33,612	12,038	21,574	13,745
	85,966	24,159	61,807	35,864

5. MINERAL INTERESTS

	Acquisition and Staking $	Deferred Exploration $	Total Sept. 30 2004 $	Total 2003 $
Chile				
Tierra de Oro [a]	402,838	1,505,071	1,907,909	1,754,917
San Pedro [b]	9,840	29,396	39,236	27,132
Tabaco [d]	277,099	716,908	994,007	779,526
Zulema-Batatazo [e]	100,969	26,538	127,507	93,014
Sierra Pintada [f]	15,707	83,718	99,425	34,622
Hornitos [g]	(2,499)	20,422	17,923	20,349
Fuego [h]	9,948	8,498	18,446	6,198
Romerito [i]	3,935	8,884	12,819	2,318
Copaquire [j]	106,747	18,411	125,158	-
	924,584	2,417,846	3,342,430	2,718,076
Canada				
Quebec [c]	-	-	-	30,000
	924,584	2,417,846	3,342,430	2,748,076

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. Seven new exploration claims have been staked covering 1,900 hectares.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. The seven new exploration claims are to be added as part of the Lomitas option. Aldershot was granted the sole and exclusive

5. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

right and irrevocable option to acquire up to a 70% interest in and to the 12 concessions, in consideration of US$285,000 cash of which US$5,000 was received in 2000; the issuance of up to 400,000 shares of Aldershot (100,000 shares received in 2002); and payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot shall pay US$5,000 (paid February 25, 2002) to the Company to pay the necessary government fees for the concessions and Aldershot agrees to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary thereafter as they become due.

No formal agreement has been entered into as of December 31, 2003 but the MOU has been extended to December 31, 2004.

[ii] San Joint Venture

In order to facilitate the exploration, claims owned wholly by International PBX and some claims optioned by Aldershot from International PBX under the Los Lomitas Joint Venture have been transferred to create the San Joint Venture which will proceed on a 50-50 basis. 200 hectares were contributed by Aldershot out of the Los Lomitas Joint Venture and 100 hectares were contributed by the Company out of the Tierra de Oro property.

5. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

	Accumulated to June 30 2004 $	Expenditures during the period $	Accumulated to September 30 2004 $
Deferred Exploration Expenditures			
Assays	158,709	-	158,709
Automotive	61,327	288	61,615
Camp and exploration supplies	23,804	-	23,804
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	405,914	713	406,627
Mapping	18,223	-	18,223
Office, rent, telephone & professional fees	144,886	4,254	149,140
Personnel	57,717	-	57,717
Project management	275,333	524	275,857
Report writing	25,589	-	25,589
Travel	77,751	859	78,610
	1,498,433	6,638	1,505,071
Acquisition, staking and tax cost	466,797	872	467,669
Less: Option payments received	(64,831)	-	(64,831)
	1,900,399	7,510	1,907,909

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2004
(Unaudited)

5. MINERAL INTERESTS (continued)

[b] San Pedro, Chile

The Company staked 1,000 hectares of exploration concessions in Northern Chile.

	Accumulated to June 30 2004 $	Expenditures during the period $	Accumulated to September 30 2004 $
Deferred Exploration Expenditures			
Assays	1,899	-	1,899
Automotive	1,145		1,145
Geophysical, geological and geochemical	3,985		3,985
Office	16,719	2,127	18,846
Project management	723	307	1,030
Travel	2,492		2,492
	26,963	2,434	29,396
Acquisition, staking and tax costs	9,840		9,840
	36,803	2,434	39,236

[c] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. The Company agreed to provide a 2% net profit interest to the vendors. These claims required either work or payments in lieu of work on or before April 18, 2004. As the Company is wholly committed to work on the properties in Chile, these claims have been allowed to lapse.

[d] Tabaco, Chile

[i] The Company has entered into an agreement, which replaces previous agreements to acquire a 100% interest in the Tabaco Prospect in Chile over the next four years for US$2,000,000. The first US$200,000 is payable in cash in US$100,000 installments by July 15, 2006.
At any time after January 15, 2006 the Company will have the option to pay the then balance of the purchase price from production at the rate of US$0.10 per pound of copper produced.

5. MINERAL INTERESTS (continued)

[d] Tabaco, Chile (continued)

[ii] The Company has staked seven exploration concessions, consisting of 2,000 hectares which are 100% owned by the Company. These claims overlie 420 hectares of Exploration Concessions to be acquired under option as noted above. During the nine-month period, the Company incurred $2,518 (2003 - $3,864) in staking and tax costs.

	Accumulated to June 30 2004 $	Expenditures during the period $	Accumulated to September 30 2004 $
Deferred Exploration Expenditures			
Assays	49,066	797	49,863
Automotive	7,027	261	7,288
Camp supplies	2,620	-	2,620
Drilling	371,998	-	371,998
Excavation and road building	25,307	-	25,307
Geophysical, geological and geochemical	132,072	3,474	135,546
Office	20,759	4,128	24,887
Project management	82,462	-	82,462
Report writing	3,037	-	3,037
Travel	13,520	380	13,900
	707,868	9,040	716,908
Acquisition, staking and tax costs	140,993	136,106	277,099
	848,861	145,146	994,007

5. MINERAL INTERESTS (continued)

[e] Zulema-Batatazo Prospect, Chile

The Company signed a Letter of Intent ("LOI") dated September 18, 2002 to acquire a 100% interest in certain mining concessions located in the Copayapu Mining District, Sierra Pinffio, Province of Copiapo, Chile. On February 14, 2003, the Company signed a formal agreement. Consideration is as follows:

	Cumulative Work Commitment US $	Number of Shares	US $	
On signing of LOI			20,000	(paid)
On signing of a formal agreement		100,000	20,000	(paid)
February 14, 2004	100,000	100,000	60,000	(paid)
February 14, 2005	250,000	100,000	200,000	
February 14, 2006	400,000	100,000	300,000	
February 14, 2007			1,400,000	
	400,000	400,000	2,000,000	

On December 20, 2002, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") whereby Pathfinder may acquire a 70% interest in the Company's interest in the property. Consideration is cash payments totaling US$2,010,000 over 48 months, the issuance of 400,000 shares over 36 months and the expenditure for work on the property of US$400,000 over 36 months. An additional 500,000 shares will be issued in the event an economic feasibility study is completed. During 2003, Pathfinder completed a due diligence study of this property and issued 100,000 common shares and paid US$37,500 to the Company in order to maintain its option to earn a 70% interest in the property. During the nine-month period, Pathfinder paid US$65,065 to the Company.

The Company has staked five new exploration claims covering 1,200 hectares.

5. MINERAL INTERESTS (continued)

[e] Zulema-Batatazo Prospect, Chile (continued)

	Accumulated to June 30 2004 $	Expenditures during the period $	Accumulated to September 30 2004 $
Deferred Exploration Expenditures			
Automotive	248	-	248
Field supplies	9	-	9
Geophysical, geological and geochemical	3,273	-	3,273
Office	8,988	2,127	11,115
Project management	9,108	-	9,108
Travel	2,784	-	2,784
	24,410	-	26,538
Acquisition costs	292,923	(4,918)	288,005
Less: Option payments received	(187,036)	-	(187,036)
	130,297	(2,791)	127,507

[f] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to June 30 2004 $	Expenditures during the period $	Accumulated to September 30 2004 $
Deferred Exploration Expenditures			
Assays	13,172	3,414	16,586
Automotive	1,885	222	2,107
Geophysical, geological and geochemical	27,087	4,225	31,312
Office	14,684	3,729	18,413
Project management	7,805	1,992	9,797
Travel	3,313	2,190	5,503
	67,946	15,772	83,718
Acquisition, staking and tax costs	14,208	1,499	15,707
	82,154	17,271	99,425

5. MINERAL INTERESTS (continued)

[g] Hornitos Property, Chile

The Company staked eleven claims, covering a 3,100 hectare property located 35 kilometres south of Copiapo in Chile.

	Accumulated to June 30 2004 $	Expenditures during the period $	Accumulated to September 30 2004 $
Deferred Exploration Expenditures			
Automotive	248	-	248
Field supplies	9	-	9
Geophysical, geological and geochemical	1,559	-	1,559
Office, rent, telephone and professional fees	12,462	2,127	14,589
Project management	655	-	655
Report writing	1,350	-	1,350
Travel	2,012	-	2,012
	18,295	2,127	20,422
Acquisition, staking and tax costs	13,501	(16,000)	(2,499)
	31,796	(13,873)	17,923

[h] Fuego claims, Chile

The Company staked four claims, covering a 900 hectare property located approximately 50 kilometres west of the Tierra de Oro property.

	Accumulated to June 30 2004 $	Expenditures during the period $	Accumulated to September 30 2004 $
Deferred Exploration Expenditures			
Automotive	546	-	546
Geophysical, geological and geochemical	799	-	799
Office, rent, telephone and professional fees	4,640	2,127	4,640
Travel	386	-	386
	6,371	2,127	8,498
Acquisition, staking and tax costs	9,106	842	9,948
	15,477	2,969	18,446

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2004
(Unaudited)

5. MINERAL INTERESTS (continued)

[i] Romerito claims, Chile

The Company acquired the right to a 70% interest in 3 copper/gold exploitation concessions, covering 225 hectares, with the vendors retaining 30%. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company in which Minera IPBX Ltda will hold 70% and Geoexploraciones S.A. will hold 30%. Mineral IPBX Ltda, will, at its own cost and discretion, undertake to enhance the value of the property by geological mapping, sampling and drilling for a period of one year. At that time, March 30, 2005, the Company may continue or withdraw from the agreement.

	Accumulated to June 30 2004 $	Expenditures during the period $	Accumulated to September 30 2004 $
Deferred Exploration Expenditures			
Automotive	167	-	167
Field Supplies	42	-	42
Geophysical, geological and geochemical	785	-	785
Office, rent, telephone and professional fees	5,280	2,127	7,407
Travel	483	-	483
	6,757	2,127	8,884
Acquisition, staking and tax costs	3,715	220	3,935
	10,472	2,347	12,819

[j] Copaquire Property, Chile

The Company entered into an option purchase agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Under the agreement, the Company can purchase a 100% interest subject to a 2% NSR for US $2,100,000 in cash and US $2,000,000 in work commitments over a 4-year period. The Company has paid US $25,000 in January 2004 and US $25,000 in July 2004.

	Accumulated to June 30 2004 $	Expenditures during the period $	Accumulated to September 30 2004 $
Deferred Exploration Expenditures			
Automotive	419	264	683
Geophysical, geological and geochemical	5,759	1,508	7,267
Office, rent, telephone and professional fees	5,280	3,536	8,816
Travel	1,263	382	1,645
	12,721	5,690	18,411
Acquisition, staking and tax costs	53,944	52,803	106,747
	66,665	58,493	125,158

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2004
(Unaudited)

6. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Options exercised	140,000	14,000
Warrants exercised	3,335,000	432,750
Private placement	4,856,600	1,828,300
Issued for acquisition of mineral interests	100,000	80,000
Issued as at December 31, 2003	27,345,006	8,934,358
Issued for cash pursuant to:		
Options exercised	700,000	70,000
Warrants exercised	1,430,600	466,960
Units issued for cash	400,000	113,750
Issued for acquisition of mineral interests	100,000	55,000
Issued as at September 30, 2004	29,975,606	9,640,068

[a] 250,000 shares are reserved for the exercise of consultant's stock options at an exercise price of $0.40 per share expiring June 18, 2005.

[b] 300,000 shares are reserved for the exercise of consultant's stock options at an exercise price of $0.32 per share expiring October 24, 2004.

7. RELATED PARTY TRANSACTIONS/BALANCES

The following amounts were recorded at their exchange amount:

$22,500 (2003 - $22,500) for administrative services and $60,000 (2003 - $75,000) for management services were paid to companies controlled by directors.

$14,601 (2003 - $Nil) for consulting, investor relations and other expenses was paid to a director of the Company.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Project management - $5,104 (2003 - $97,727)

[b] Office and administration - $37,457 (2003 - $10,866)

[c] Geological and geophysical expenditures - $72,905 (2003 - $Nil)

Included in accounts payable is $3,446 (2003 - $2,676) owing to the President for unpaid fees.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

8. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company entered into an agreement with Robert A. Young & Associates (the "Associates") for investor relation and corporate communication services provided for consideration of $7,500 per month. The agreement is in effect until June 30, 2004 and was renewed until December 31, 2004. Pursuant to the agreement, the Company granted 250,000 stock options to Heather A. Conley, an associate of Robert A. Young & Associates, each option entitling the holder to purchase one common share of the Company at an exercise price of $0.40 for a period of two years. During the nine-month period, the Company paid a total of $80,785 in investor relations and other expenses to the Associates. In addition, the Company has set aside 80,000 investor relation options for a period of one year at an exercise price of $0.32 to be granted to Bill Koble of Robert A. Young & Associates.

8. CONTRACTUAL OBLIGATIONS AND COMMITMENTS (continued)

The Company entered into an Investor Relations Agreement with Accent Marketing Limited of Birmingham, England ("Accent") for consideration of $6,500 per month. The agreement is in effect until January 31, 2004. After January 31, 2004, the agreement will be renewable on a monthly basis. During the nine-month period, the Company paid a total of $18,000 to Accent. In addition, the Company entered into a Consultant's Option Agreement with Accent, granting 220,000 stock options, with each option entitling the holder to purchase one common share at an exercise price of $0.32, with the following vesting rights:

[a] the right to take up 55,000 shares shall vest on January 24, 2004;
[b] the right to take up 55,000 shares shall vest on April 18, 2004;
[c] the right to take up 55,000 shares shall vest on July 24, 2004; and
[d] the right to take up 55,000 shares shall vest on October 24, 2004.

9. SUBSEQUENT EVENTS

Subsequent to September 30, 2004:

[a] 300,000 shares reserved for the exercise of consultant's stock options at a price of $0.32 per share expired October 24, 2004.

[b] On October 20, 2004 the Company arranged for a private placement of up to 2,000,000 units at a price of $0.30 per unit for total proceeds of up to $600,000. Each unit consists of one common share of the company and one non transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.50 per share for a period of one year. The private placement is subject to regulatory approval.

[c] On November 5, 2004 the Company granted an employee stock option for 200,000 common shares exercisable at $0.38

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the attached quarterly report for the period June 30th, 2004 to September 30th, 2004 which outlines in detail all the financial particulars for the last three months.
International PBX Ventures Ltd. is a resource exploration company involved in exploring in Chile for gold and copper on its various properties through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

ACTIVITIES

COPAQUIRE: Results from an induced polarization survey were received indicating a large bullseye target under an area of previous drilling in which the holes generally report 0.1 to 0.2 MoS2. With molybdenum prices now around $60.00 per kilo this is an interesting target. In addition, a large chargeability anomaly is increasing to the west of several well-mineralized drill holes containing good intervals of secondary copper. This gives us a second target area with huge blue-sky potential.

SIERRA PINTADA: Sampling was carried out on this property with excellent results for both high grade copper and gold. Much additional sampling remains to be done but initial work is encouraging. In this structural area there are numerous centres of high grade copper, gold, silver and cobalt mining with past production ranging from 550 million pounds of copper and 300,000 to 1,500,000 ounces of gold.

HORNITOS: Our joint venture partner, Aldershot Resources, is undertaking an induced polarization survey on this property.

TIERRA DE ORO: A new gold zone was located and sampled north and east of the Inca zone.

NEW DIRECTOR: Michael Waskett-Myers joined the board. He is in charge of collecting and computer storage and analysis of the company's geochemical data.

FINANCIAL

Administration of funds:

At the end of September 2003, the company was well-funded with $424,022 cash on hand and accounts payable of $23,097.
Warrants exercised between January 1st And September 30,2004 raised $580,710.
Options exercised by insiders added another $70,000.

Allocation of funds in the three months under discussion:

Included in office, telephone, rent and secretarial are:

	September 2004	September 2003
Office and miscellaneous	17,734	3,759
Rent	9,584	5,728
Telephone	2,675	2,305
Total	29,990	11,792

Included in Investor Relations are the following:

	September 2004	September 2003
Advertising	47,606	2,255
Consulting	106,580	39,000
Investors Communications	14,526	12,044
Market Quotation	-	326
	168,712	53,625

Related party transactions during the nine month period:

	(September) 2004	2003
Administration fee paid to company controlled by director :	$22,500	$22,500
Management Fee " " " "	$60,000	$75,000
Exploration project management fees and administration fees paid to a director	$115,466	$108,593

Balance of funds on hand as of November 22, 2004 $336,710

INVESTOR RELATIONS

Robert a Young and Associates has been retained until December 31, 2004 at a rate of $7,500 per month.

SUBSEQUENT EVENTS

A private placement of 2 million units comprising a share at $0.30 and a one year warrant priced at $0.50 was announced to raise $600,000 for general working capital and drilling of the company's properties was announced on October 20, 2004.

DIRECTORS
Gary Medford
Terence Walker
Verna Wilson
Michael Waskett-Myers

OFFICERS
Terence Walker, President
Monika Hilson, Secretary

Selected Annual Information

	2003	2002	2001
Total Revenues	-	-	-
Loss Before Discontinued Operations	(528,927)	(81,248)	(92,204)
Loss Per Share	(0.02)	(0.01)	(0.01)
Total Net Loss	(528,927)	(81,248)	(92,204)
Total Net Loss Per Share	(0.02)	(0.01)	(0.01)
Total Assets	3,622,995	1,922,120	1,709,009
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

In 2003 a significantly larger loss resulted from the drilling of the Tabaco property and other field work which was facilitated by the financing activities carried out in that year. Prior losses reflect mainly care and maintenance of the company's assets.

Summary of Quarterly Results

	2004	2004	2004	2003	2003	2003	2003	2002
	Sep 30	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(416,486)	(325,182)	(192,532)	(528,927)	(288,355)	(207,093)	(61,351)	(81,248)
Loss Per Share	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)
Total Net Loss	(416,486)	(325,182)	(192,532)	(528,927)	(288,355)	(207,093)	(61.351)	(81,248)
Total Net Loss Per Share	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)

The increased losses of 2004 over 2003 reflect geological, geochemical and geophysical activities carried out on the Tierra de Oro gold camp, Sierra Pintada and Tabaco.
June to September costs of 2003 and 2004 are consistent at $86 and $81 thousand which represents the normal operating and exploration costs of the company.

DISCUSSION

The company has on hand $336,000 which is enough to continue with our sampling programs and anticipates having over $900,000 to initiate drilling of our properties in the new year. The company has received offers to joint venture several of our properties but has not decided to enter into any agreements at this time.

Our plans as to how we will proceed with our properties are expected to be finalized in early December 2004.

On Behalf of the Board
Gary Medford
Director
22 November 2004

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED)

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at June 30, 2004 and the consolidated statements of operations and deficit and cash flows for the six months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
July 27, 2004

International PBX Ventures Ltd.

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
For the Six Months Ended June 30, 2004
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
	$	$	$	$
ADMINISTRATIVE EXPENSES				
Administration fee	7,500	7,500	15,000	15,000
Amortization	1,018	348	1,773	696
Bank charges	89	640	415	1,330
Foreign Exchange	1,842	50,595	12,034	53,547
General Exploration	-	1,837	-	2,222
Investor relations	37,495	16,745	137,348	23,470
Management fees	30,000	30,000	60,000	45,000
Mineral Interest Written Off	30,000	-	30,000	-
Office, telephone, rent and secretarial	7,598	4,501	15,078	8,654
Professional fees	6,145	20,951	13,145	28,401
Transfer agent and regulatory	1,860	14,799	7,958	24,268
Travel, promotion and mining shows	9,619	272	34,031	7,242
Less interest income	(516)	(2,446)	(1,600)	(2,737)
NET LOSS	(132,650)	(145,742)	(325,182)	(207,093)
DEFICIT, BEGINNING OF PERIOD	(5,653,464)	(4,993,356)	(5,460,932)	(4,932,005)
DEFICIT, END OF PERIOD	(5,786,114)	(5,139,098)	(5,786,114)	(5,139,098)
	$	$	$	$
LOSS PER SHARE (Weighted average basis)	(0.01)	(0.01)	(0.01)	(0.01)

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Balance Sheet
As At Six Months Ended June 30, 2004
(Unaudited)

	June 30 2004 $	June 30 2003 $	December 31 2003 $
ASSETS			
CURRENT ASSETS			
Cash	706,514	1,197,686	803,127
Marketable securities [Note 3]	42,000	23,000	23,000
Accounts receivable	9,587	14,578	8,399
Prepaid expenses and deposits	5,980	10,111	4,529
	764,081	1,245,375	839,055
PROPERTY AND EQUIPMENT [Note 4]	65,563	10,197	35,864
MINERAL INTERESTS [Note 5]	3,129,306	2,417,121	2,748,076
	3,958,950	3,672,693	3,622,995
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable and accruals [Note 7]	27,891	309,075	41,214
Amount owing to a former director [Note 7]	95,855	95,855	95,855
	123,746	404,930	137,069
SHAREHOLDERS' EQUITY			
CAPITAL STOCK [Note 6]	9,621,318	8,406,861	8,934,358
SUBSCRIPTIONS RECEIVED	-	-	12,500
DEFICIT	(5,786,114)	(5,139,098)	(5,460,932)
	3,835,204	3,267,763	3,485,926
	3,958,950	3,672,693	3,622,995

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: "Gary Medford" Gary Medford, Director — "Verna Wilson" Verna Wilson, Director

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2004
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
	$	$	$	$
OPERATING ACTIVITIES				
Net Loss for the period	(132,650)	(145,742)	(325,182)	(207,09
Less items not affecting cash				
Amortization	1,018	903	1,773	1,6
Amortization charged to mineral interests	3,160	-	6,362	
	(128,472)	(144,839)	(317,047)	(205,49
Change in non-cash components of working capital	(13,472)	254,315	(34,962)	219,9
CASH TO OPERATING ACTIVITIES	(141,944)	109,476	(352,009)	14,4
FINANCING ACTIVITIES				
Proceeds from (repayment of) director's loans	-	-	-	(126,5
Capital stock issued for cash	-	1,099,178	631,960	1,747,5
Capital stock issued for property acquisition	-	80,000	55,000	80,0
Subscriptions received	-	-	(12,500)	
	-	1,179,178	674,460	1,701,0
INVESTING ACTIVITIES				
Acquisition of and expenditures upon mineral interests	(95,178)	(419,370)	(381,230)	(592,86
Acquisition of property and equipment	(6,998)	(4,103)	(37,834)	(4,10
	(102,176)	(423,473)	(419,064)	(596,96
INCREASE (DECREASE) IN CASH	(244,120)	865,181	(96,613)	1,118,4
CASH - BEGINNING OF PERIOD	950,634	332,505	803,127	79,2
CASH - END OF PERIOD	706,514	1,197,686	706,514	1,197,6

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2004
(Unaudited)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment; field equipment; and automotive equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 - Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 an impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Financial instruments (continued)

maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

[h] Stock-Based Compensation

On July 1, 2003, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of a fair value based method for all stock-based awards made to non-employees, but only requires it for employees when there are direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price. Pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share are required to be disclosed as if the fair value method had been used for new awards and for modifications of existing awards. The Company does not have a formal incentive stock option plan, however has granted stock options as determined by the Board of Directors. The Company has chosen to continue its policy of not recognizing compensation expense on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[h] Stock-Based Compensation (continued)

A summary of the status of the Company's stock options outstanding as at December 31, 2003 and June 30, 2004 and changes during the six months then ended is as follows:

	Number of Shares	Weighted Average Exercise Price $
Balance, December 31, 2003	1,850,000	0.14
Granted	300,000	0.32
Exercised	(700,000)	(0.10)
Balance, June 30, 2004	1,450,000	0.14

The following table summarizes information about the stock options outstanding at June 30, 2004:

Exercise Prices	Number outstanding	Options outstanding Weighted average remaining contractual life	Weighted average Exercise price
$0.10	900,000	0.2 years	$0.10
$0.40	250,000	1.0 years	$0.40
$0.32	300,000	0.3 years	$0.32
	1,450,000	0.4 years	$0.20

Under CICA Handbook Section 3870, the Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company has elected to use the fair value approach to account for its employee stock-based compensation plans. If this approach had been applied, the Company's net loss per share would not have been different as the policy was adopted July 1, 2003 and there have been no stock options granted from this date to June 30, 2004.

3. MARKETABLE SECURITIES

The marketable securities are recorded at cost. During the year, the Company received 100,000 common shares of Pathfinder Resources Ltd. with respect to the Zulema-Batatazo Prospect as noted in Note 5[e] below. As at June 30, 2004, the market value of all marketable securities owned by the Company totaled $49,000.

4. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	June 30 2004 Net Book Value $	December 31 2003 Net Book Value $
Automotive	51,634	9,204	42,430	21,507
Field equipment	720	197	523	612
Furniture and office equipment	33,187	10,577	22,610	13,745
	85,541	19,978	65,563	35,864

5. MINERAL INTERESTS

	Acquisition and Staking $	Deferred Exploration $	Total June 30 2004 $	Total 2003 $
Chile				
Tierra de Oro [a]	401,966	1,498,433	1,900,399	1,754,917
San Pedro [b]	9,840	26,963	36,803	27,132
Tabaco [d]	147,375	707,868	855,243	779,526
Zulema-Batatazo [e]	105,887	24,410	130,297	93,014
Sierra Pintada [f]	14,208	67,946	82,154	34,622
Hornitos [g]	13,501	18,295	31,796	20,349
Fuego [h]	9,106	6,371	15,477	6,198
Romerito [i]	3,715	6,757	10,472	2,318
Copaquire [j]	53,944	12,721	66,665	-
	759,542	2,369,764	3,129,306	2,718,076
Canada				
Quebec [c]	-	-	-	30,000
	759,542	2,369,764	3,129,306	2,748,076

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. Seven new exploration claims have been staked covering 1,900 hectares.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. The seven new exploration claims are to be added as part of the Lomitas option. Aldershot was granted the sole and exclusive

5. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

right and irrevocable option to acquire up to a 70% interest in and to the 12 concessions, in consideration of US$285,000 cash of which US$5,000 was received in 2000; the issuance of up to 400,000 shares of Aldershot (100,000 shares received in 2002); and payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot shall pay US$5,000 (paid February 25, 2002) to the Company to pay the necessary government fees for the concessions and Aldershot agrees to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary thereafter as they become due.

No formal agreement has been entered into as of December 31, 2003 but the MOU has been extended to December 31, 2004.

	Accumulated to March 31 2004 $	Expenditures during the period $	Accumulated to June 30 2004 $
Deferred Exploration Expenditures			
Assays	147,910	10,799	158,709
Automotive	60,615	712	61,327
Camp and exploration supplies	23,411	393	23,804
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	394,770	11,144	405,914
Mapping	18,223	-	18,223
Office, rent, telephone & professional fees	140,118	4,768	144,886
Personnel	57,717	-	57,717
Project management	275,333	-	275,333
Report writing	25,589	-	25,589
Travel	77,412	339	77,751
	1,470,278	28,155	1,498,433
Acquisition, staking and tax cost	467,230	(433)	466,797
Less: Option payments received	(64,831)	-	(64,831)
	1,872,677	27,722	1,900,399

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2004
(Unaudited)

5. MINERAL INTERESTS (continued)

[b] San Pedro, Chile

The Company staked 1,000 hectares of exploration concessions in Northern Chile.

	Accumulated to March 31 2004 $	Expenditures during the period $	Accumulated to June 30 2004 $
Deferred Exploration Expenditures			
Assays	1,899	-	1,899
Automotive	1,075	70	1,145
Geophysical, geological and geochemical	3,811	174	3,985
Office	14,342	2,377	16,719
Project management	723	-	723
Travel	2,343	149	2,492
	24,193	2,770	26,963
Acquisition, staking and tax costs	9,290	550	9,840
	33,483	3,320	36,803

[c] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. The Company agreed to provide a 2% net profit interest to the vendors. These claims required either work or payments in lieu of work on or before April 18, 2004. As the Company is wholly committed to work on the properties in Chile, these claims have been allowed to lapse.

[d] Tabaco, Chile

[i] The Company has entered into an agreement to acquire a 100% interest in the Tabaco Prospect in Chile. In order to keep the agreement in good standing the Company must make option payments of US$375,000 as follows:

	US $	
On signing of the agreement	10,000	(paid)
On October 15, 2002	15,000	(paid)
On January 15, 2003	25,000	(paid)
On July 15, 2003	25,000	(paid)
On July 15, 2004	100,000	(paid)
On July 15, 2005	100,000	
On July 15, 2006	100,000	
	375,000	

1,800,000

5. MINERAL INTERESTS (continued)

[d] Tabaco, Chile (continued)

At the completion of the four year option period, the Issuer will have the right to purchase 100% of the property by making an additional payment of $1,700,000. At any time after January 15, 2006, the Company will have the option to pay the then balance of the purchase price from production at the rate of US$0.10 per pound of copper produced. Under the terms of the agreement, the Company will use its best efforts to undertake cumulative work commitments of US$1,500,000during the four-year option period.

[ii] The Company has staked seven exploration concessions, consisting of 2,000 hectares which are 100% owned by the Company. These claims overlie 420 hectares of Exploration Concessions to be acquired under option as noted above. During the six-month period, the Company incurred $2,518 (2003 - $3,864) in staking and tax costs.

	Accumulated to March 31 2004 $	Expenditures during the period $	Accumulated to June 30 2004 $
Deferred Exploration Expenditures			
Assays	28,300	20,766	49,066
Automotive	6,745	282	7,027
Camp supplies	1,225	1,395	2,620
Drilling	371,998	-	371,998
Excavation and road building	25,307	-	25,307
Geophysical, geological and geochemical	110,189	21,883	132,072
Office	17,363	3,396	20,759
Project management	82,462	-	82,462
Report writing	3,037	-	3,037
Travel	13,000	520	13,520
	659,626	48,242	707,868
Acquisition, staking and tax costs	140,488	505	140,993
	800,114	48,747	848,861

5. MINERAL INTERESTS (continued)

[e] Zulema-Batatazo Prospect, Chile (continued)

	Accumulated to March 31 2004 $	Expenditures during the period $	Accumulated to June 30 2004 $
Deferred Exploration Expenditures			
Automotive	178	70	248
Field supplies	9	-	9
Geophysical, geological and geochemical	3,273	-	3,273
Office	7,283	1,705	8,988
Project management	9,108	-	9,108
Travel	2,636	148	2,784
	22,487	1,923	24,410
Acquisition costs	302,662	(9,739)	292,923
Less: Option payments received	(187,036)	-	(187,036)
	138,113	(7,816)	130,297

[f] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to March 31 2004 $	Expenditures during the period $	Accumulated to June 30 2004 $
Deferred Exploration Expenditures			
Assays	1,253	11,919	13,172
Automotive	1,815	70	1,885
Geophysical, geological and geochemical	8,506	18,581	27,087
Office	12,979	1,705	14,684
Project management	7,805	-	7,805
Travel	1,026	2,287	3,313
	33,384	34,562	67,946
Acquisition, staking and tax costs	14,208	-	14,208
	47,592	34,562	82,154

5. MINERAL INTERESTS (continued)

[g] Hornitos Property, Chile

The Company staked eleven claims, covering a 3,100 hectare property located 35 kilometres south of Copiapo in Chile.

	Accumulated to March 31 2004 $	Expenditures during the period $	Accumulated to June 30 2004 $
Deferred Exploration Expenditures			
Automotive	178	70	248
Field supplies	9	-	9
Geophysical, geological and geochemical	889	670	1,559
Office, rent, telephone and professional fees	10,757	1,705	12,462
Project management	655	-	655
Report writing	1,350	-	1,350
Travel	1,865	147	2,012
	15,703	2,592	18,295
Acquisition, staking and tax costs	13,501	-	13,501
	29,204	2,592	31,796

[h] Fuego claims, Chile

The Company staked four claims, covering a 900 hectare property located approximately 50 kilometres west of the Tierra de Oro property.

	Accumulated to March 31 2004 $	Expenditures during the period $	Accumulated to June 30 2004 $
Deferred Exploration Expenditures			
Automotive	476	70	546
Geophysical, geological and geochemical	799	-	799
Office, rent, telephone and professional fees	2,934	1,706	4,640
Travel	239	147	386
	4,448	1923	6,371
Acquisition, staking and tax costs	9,106	-	9,106
	13,554	1,923	15,477

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2004
(Unaudited)

5. MINERAL INTERESTS (continued)

[i] Romerito claims, Chile

The Company acquired the right to a 70% interest in 3 copper/gold exploitation concessions, covering 225 hectares, with the vendors retaining 30%. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company in which Minera IPBX Ltda will hold 70% and Geoexploraciones S.A. will hold 30%. Mineral IPBX Ltda, will, at its own cost and discretion, undertake to enhance the value of the property by geological mapping, sampling and drilling for a period of one year. At that time, March 30, 2005, the Company may continue or withdraw from the agreement.

	Accumulated to March 31 2004 $	Expenditures during the period $	Accumulated to June 30 2004 $
Deferred Exploration Expenditures			
Automotive	97	70	167
Field Supplies	-	42	42
Geophysical, geological and geochemical	101	684	785
Office, rent, telephone and professional fees	2,935	2,345	5,280
Travel	239	244	483
	3,372	3,385	6,757
Acquisition, staking and tax costs	2,318	1,397	3,715
	5,690	4,782	10,472

[j] Copaquire Property, Chile

The Company entered into an option purchase agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Under the agreement, the Company can purchase a 100% interest subject to a 2% NSR for US $2,100,000 in cash and US $2,000,000 in work commitments over a 4-year period. The Company has paid US $25,000 in January 2004 and US $25,000 in July 2004.

	Accumulated to March 31 2004 $	Expenditures during the period $	Accumulated to June 30 2004 $
Deferred Exploration Expenditures			
Automotive	97	322	419
Geophysical, geological and geochemical	104	5,655	5,759
Office, rent, telephone and professional fees	2,935	2,345	5,280
Travel	239	1,024	1,263
	3,375	9,346	12,721
Acquisition, staking and tax costs	53,944	-	53,944
	57,319	9,346	66,665

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2004
(Unaudited)

6. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Options exercised	140,000	14,000
Warrants exercised	3,335,000	432,750
Private placement	4,856,600	1,828,300
Issued for acquisition of mineral interests	100,000	80,000
Issued as at December 31, 2003	27,345,006	8,934,358
Issued for cash pursuant to:		
Options exercised	700,000	70,000
Warrants exercised	1,280,600	448,210
Units issued for cash	400,000	113,750
Issued for acquisition of mineral interests	100,000	55,000
Issued as at June 30, 2004	29,825,606	9,621,318

[a] 900,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004.

[b] 250,000 shares are reserved for the exercise of consultant's stock options at an exercise price of $0.40 per share expiring June 18, 2005. 300,000 shares are reserved for the exercise of consultant's stock options at an exercise price of $0.32 per share expiring October 24, 2004.

[c] 150,000 shares are reserved for the exercise of warrants at an exercise price of $0.125 per share expiring September 11, 2004.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2004
(Unaudited)

7. RELATED PARTY TRANSACTIONS/BALANCES

The following amounts were recorded at their exchange amount:

$15,000 (2003 - $15,000) for administrative services and $60,000 (2003 - $45,000) for management services were paid to companies controlled by directors.

$14,601 (2003 - $Nil) for consulting, investor relations and other expenses was paid to a director of the Company.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Project management - $5,104 (2003 - $69,092)

[b] Office and administration - $28,007 (2003 - $7,348)

[c] Geological and geophysical expenditures - $61,565 (2003 - $Nil)

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

8. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company entered into an agreement with Robert A. Young & Associates (the "Associates") for investor relation and corporate communication services provided for consideration of $7,500 per month. The agreement is in effect until June 30, 2004. Pursuant to the agreement, the Company granted 250,000 stock options to Heather A. Conley, an associate of Robert A. Young & Associates, each option entitling the holder to purchase one common share of the Company at an exercise price of $0.40 for a period of two years. During the six-month period, the Company paid a total of $56,947 in investor relations and other expenses to the Associates. In addition, the Company has set aside 80,000 investor relation options for a period of one year at an exercise price of $0.32 to be granted to Bill Koble of Robert A. Young & Associates.

The Company entered into an Investor Relations Agreement with Accent Marketing Limited of Birmingham, England ("Accent") for consideration of $6,500 per month. The agreement is in effect until January 31, 2004. After January 31, 2004, the agreement will be renewable on a monthly basis. During the six-month period, the Company paid a total of $18,000 to Accent.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2004
(Unaudited)

8. CONTRACTUAL OBLIGATIONS AND COMMITMENTS (continued)

In addition, the Company entered into a Consultant's Option Agreement with Accent, granting 220,000 stock options, with each option entitling the holder to purchase one common share at an exercise price of $0.32, with the following vesting rights:

[a] the right to take up 55,000 shares shall vest on January 24, 2004;
[b] the right to take up 55,000 shares shall vest on April 18, 2004;
[c] the right to take up 55,000 shares shall vest on July 24, 2004; and
[d] the right to take up 55,000 shares shall vest on October 24, 2004.

9. SUBSEQUENT EVENTS

Subsequent to June 30, 2004:

[a] San Joint Venture – In order to facilitate the exploration, claims owned wholly by International PBX and some claims optioned by Aldershot from International PBX under the Los Lomitas Joint Venture have been transferred to create the San Joint Venture which will proceed on a 50-50 basis. 200 hectares were contributed by Aldershot out of the Los Lomitas Joint Venture and 100 hectares were contributed by the Company out of the Tierra de Oro property.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the attached quarterly report for the period April 1st, 2004 to June 30th, 2004 which outlines in detail all the financial particulars for the last three months.
International PBX Ventures Ltd. is a resource exploration company involved in exploring in Chile for gold and copper on its various properties through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

ACTIVITIES

COPAQUIRE: Geophysical work including magnetometer and induced polarization surveys are underway.
OTISH MOUNTAIN: These claims were allowed to lapse and written off as management has decided to focus entirely on Chile.
A major initiative to computerise past exploration data from all our properties is underway.

FINANCIAL

Administration of funds:

At the end of December 2003, the company was well funded with $803,127 cash on hand and no short term debt.
Warrants and finder fee units exercised between January 1st and March 31st raised $561,000. Options exercised by insiders added another $70,000.
As of March 31st, 2004 the company had $950,634.
No funds were raised during this quarter.

Allocation of funds in the three months under discussion:

Included in office, telephone, rent and secretarial are the following:

	June 2004	June 2003
Office and miscellaneous	6,966	3,239
Rent	6,733	3,896
Telephone	1,379	1,520
	15,078	8,655

Included in Investor Relations are the following:

	June 2004	June 2003
Advertising	47,606	1,550
Consulting	79,250	17,000
Investors Communications	10,492	4,622
Market Quotation	-	298
	137,348	23,470

Related party transactions during the three month period:

	June 2004	June 2003
Administration fee paid to company controlled by director	$15,500	$ 7,500
Management fee " " " " "	60,000	45,000
Consulting fee	14,601	(nil)
Exploration project management fees and Administration fees paid to a director	94,676	76,440

Balance of funds on hand as of July 27,2004: $467,010

INVESTOR RELATIONS

Robert A. Young and Associates has been retained until Sept. 30 at a rate of $7,500 per month. In October we retained Access Marketing Ltd. of Birmingham, England for a three month term at a rate of $6500 per month and 220,000 options priced at $.32. The company continues to work for us on a month to month basis with charges based on performance. No charges were received for this quarter. Thomas Heinimann was paid $2500 to provide investor relations in Switzerland to fulfil the last payment of his contract at the end of April.

DIRECTORS
Gary Medford
Terence Walker
Verna Wilson

OFFICERS
Terence Walker, President
Monika Hilson, Secretary

On May 12th Robert Connochie submitted his resignation to the board and is no longer a director.

SELECTED ANNUAL INFORMATION

	2003	2002	2001
Total Revenues	-	-	-
Loss Before Discontinued Operations	(528,927)	(81,248)	(92,204)
Loss Per Share	(0.02)	(0.01)	(0.01)
Total Net Loss	(528,927)	(81,248)	(92,204)
Total Net Loss Per Share	(0.02)	(0.01)	(0.01)
Total Assets	3,622,995	1,922,120	1,709,009
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

In 2003 a significantly larger loss resulted from the drilling of the Tabaco property and other field work which was facilitated by the financing activities carried out in that year. Prior losses reflect mainly care and maintenance of the company's assets.

SUMMARY OF QUARTERLY RESULTS

	2004	2004	2003	2003	2003	2003	2002	2002
	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(325,182)	(192,532)	(528,927)	(288,355)	(207,093)	(61,351)	(81,248)	(74,746)
Loss Per Share	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total Net Loss	(325,182)	(192,532)	(528,927)	(288,355)	(207,093)	(61.351)	(81,248)	(64,162)
Total Net Loss Per Share	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

The increased losses in 2004 over 2003 reflect the write-off of the Otish Mountain Property as well as a substantial increase in investor relations and advertising. June 2003 losses represent mainly care and maintenance of the company's assets as well as exploration costs associated with the Tabaco property drilling.

GENERAL DISCUSSION

The company has on hand approximately $467,000, enough to complete the surface geophysical work anticipated in the near future. There has been continued interest by various companies in joint ventures on all our properties which we have not entertained as of yet. Should we choose to drill any of our properties we believe we can attract the financing required without difficulty. We have no heavy maintenance costs on our properties. We are in good shape to proceed in a systematic and judicious manner. Our intention is to turn the company into one that finances exploration from cash flow rather than equity financing as soon as possible. The Tabaco project brings us closest to this objective and we have been actively negotiating with a Chilean group to advance this project as fast as possible to take advantage of the excellent copper prices.

On Behalf of the Board

Gary Medford
Director

27 July 2004

CERTIFICATION OF INTERIM FILINGS

I, Gary Medford, International PBX Ventures Ltd., Director, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International PBX Ventures Ltd. for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: July 27, 2004

"Gary Medford"
Gary Medford, Director